Filed pursuant to Rule 424(b)(3)
Prospectus Registration No. 333-148155

NP Capital Corp.
3,270,198 Shares of
Common Stock

This prospectus relates to the sale of up to 3,270,198 shares of our common stock which includes 1,640,256 shares of common stock and up to 1,629,942 shares of common stock issuable upon exercise of common stock purchase warrants.  This is the initial registration of shares of our common stock.  The selling stockholders will sell the shares from time to time at a fixed price of $0.70 per share.   The common stock purchase warrants are exercisable for a term of 2 years at a price of $0.70 per share.

Our common stock is not traded on any national securities exchange and is not quoted on any over-the-counter market.  If our shares become quoted on the Over-The-Counter Bulletin Board, sales will be made at prevailing market prices or privately negotiated prices.  We cannot provide any assurance that our common stock will ever be traded on the OTC Bulletin Board or on any stock exchange.

We will not receive any proceeds from the sale of the common stock.  However, if the warrants are exercised, we may receive up to $1,140,959 in proceeds. We have paid the expenses of preparing this prospectus and the related registration expenses.

Investing in these securities involves significant risks.   See "Risk Factors" beginning on page 7.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 3, 2008.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is contained in this prospectus. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

PROSPECTUS SUMMARY

 The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "risk factors" section, the financial statements and the notes to the financial statements.  As used throughout this prospectus, the terms “NP Capital” the “Company,” “we,” “us,” and “our” refer to NP Capital Corp.

NP CAPITAL CORP.

 We are currently focused on the commercialization of a targeted portfolio of solar products (amorphous thin film solar panels and ancillary products) and technologies for a wide range of applications including electrical power production. To date, we have generated no revenues from operations.  We intend to enter into supply agreement(s) with manufacturers of solar electric power products and technologies which directly convert sunlight into electricity. We are seeking solar cells that have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity, available for the mass market.

We will then offer the solar power products including solar cells, solar panels and inverters which convert sunlight to electricity compatible with the utility network.  We intend to focus our sales in regions where government incentives have accelerated solar power adoption.  In addition, we intend to develop and maintain solar parks. The development and maintenance of solar parks requires a significant level of expertise and capital, which we currently do not possess.  We plan to obtain the expertise, either internally or through outsourcing, as well as obtain the capital necessary to complete solar park projects although there is no guarantee that we will be able to acquire such expertise or capital.  If we are unable to acquire or develop such expertise or capital, we will not be able to develop our planned solar park business and may be required to cease operations.  We anticipate that our customers will be utility companies and owners of large commercial property (as buyers of the energy produced from the installation of the solar panels) and owners of residential properties (both single and muli-family dwellings ) who would purchase the solar panels and consume the resultant electrical output.

 There is currently no public market for our common stock.  We are currently in discussions with various market makers in order to arrange for an application to be made with respect to our common stock, to be approved for quotation on the Over-The-Counter Bulletin Board upon the effectiveness of this prospectus.  There is no guarantee that we will be listed on the Over-The-Counter Bulletin Board.

Our executive offices are located at 818 A1A North, Suite 201, Ponte Vedra Beach, Florida  32082, and our telephone number is: (904) 273-2669. We are a Delaware corporation.

Common stock outstanding before the offering	Prior to this Offering, we have 10,493,256 shares of Common Stock outstanding.

Securities offered by the Selling Shareholders
Up to 3,270,198 shares of common stock, including 1,640,256 shares of common stock and up to 1,629,942 shares of common stock issuable upon the exercise of common stock purchase warrants at a per share exercise price of $0.70.
This number represents 27.0% of our current outstanding stock assuming the exercise of all common stock purchase warrants.

Common stock to be outstanding after the offering	Up to 12,133,512 shares.

Use of proceeds
We will not receive any proceeds from the sale of the common stock.  However, we may receive up to $1,140,960 in cash if the common stock purchase warrants being registered pursuant to this prospectus are exercised for cash of which there is no guarantee.

The above information regarding common stock to be outstanding after the offering is based on 10,493,256 shares of common stock outstanding as of  May 20 , 2008 and assumes the subsequent issuance of 1,629,942 shares of common stock upon the exercise of common stock purchase warrants resulting in 12,133,512 shares of common stock outstanding.

Description of Private Placements

In July 2007, we completed a private placement for 981,715 units, which included one  share of common stock of the Company at a price of $0.35 per share for an aggregate sum of $343,600, and one common stock purchase warrant with an exercise price of $0.70 per share.

In October 2007, we completed a private placement for up to 648,227 units, which included one  share of common stock of the Company at a price of $0.35 per share for an aggregate sum of $226,889, and one common stock purchase warrant with an exercise price of $0.70 per share.

During March 2007, we issued 3,000 shares of common stock at a value of $1,050 or $0.35 per share to Antoinette Dodak and Steve Dodak, for contracted services.

During August 2007 we issued 5,714 shares of common stock at a value of $2,000 or $0.35 per share to David Surette for consulting services.

During August 2007 we issued 1,600 shares of common stock at a value of $560 or $0.35 per share to Jeff Wagner for consulting services.

All of the shares of common stock that are being registered for resale pursuant to this prospectus have been issued or underlie warrants that were issued in private placements noted above.

Summary Financial Information (in thousands, except per share information)

      The following information as of July 31, 2007 and for the years ended July 31, 2007 and 2006 has been derived from our audited financial statements which appear elsewhere in this prospectus. The information as of  January 31, 2008   and for the six months ended January 31, 2008   has been derived from our unaudited financial statements which appear elsewhere in this prospectus

	Six Months Ended January 31, 2008	Year Ended July 31, 2007	Year Ended Since inception to July 31, 2006
Revenues	$-	$-	$-
Total Operating Expenses	$1,479,316	$232,029	$11,395
Net income (loss)	$(1,478,486)	$(242,405)	$(11,395)
Income (loss) per share (basic and diluted)	$(0.16)	$(0.04)	$(3.80)
Weighted average shares of common stock outstanding (basic and diluted)	9,482,115	6,168,506	3,000

Balance Sheet Information:

	January 31, 2008	July 31, 2007
Working capital	$426,129	$219,710
Total assets	447,357	239,321
Total liabilities	21,228	19,611
Accumulated deficit during development stage	(1,732,286)	(253,800)
Stockholders’ equity (deficit)	$426,129	$219,710

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

We have a limited operating history, there is no certainty that we will ever generate revenue and achieve profitability.

We currently have no significant business operations and have incurred operating losses since our inception totaling $1,732,286. We have incurred significant losses from operations. As shown in our financial statements, as of the periods ended July 31, 2007 and January 31, 2008, we have incurred a cumulative net loss of $253,800 and $1,732,286, respectively from operations. We expect to incur significant increasing operating losses for the foreseeable future, primarily due to the expansion of our operations. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. Our ability to achieve profitability depends upon our ability to discover, develop or acquire products, and enter into agreements for product development, manufacturing and commercialization. We currently do not have any revenues, products, customers or suppliers and there can be no assurance that we will ever achieve any revenues or profitable operations from the sale of our proposed products.

We may be unable to manage our growth, if any, or implement our expansion strategy.

We may not be able to implement our proposed product and service offerings, devel op a client base and markets, or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

Additional financing may be necessary for the implementation of out growth strategy.

We may require additional debt and/or equity financing to pursue our growth strategy. Given our limited operating history and existing losses, there can be no assurance that we will be successful in obtaining additional financing. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing shareholders and may reduce the price of our common stock.

Furthermore, debt financing, if available, will require payment of interest and may involve restrictive covenants that could impose limitations on our operating flexibility. Our failure to successfully obtain additional future funding may jeopardize our ability to continue our business and operations.

The loss of our current executive officers or our inability to attract and retain the necessary personnel could have a material adverse effect upon our business, financial condition or results of operations

Our success is heavily dependent on the continued active participation of our current executive officers listed under “Management.” Loss of the services of our officers could have a material adverse effect upon our business, financial condition or results of operations. Further, our success and achievement of our growth plans depend on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in the technology industry is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of our activities, could have a materially adverse effect on us. The inability on our part to attract and retain the necessary personnel and consultants and advisors could have a material adverse effect on our business, financial condition or results of operations.

We are controlled by current officers, directors and principal stockholders.

Our directors, executive officers and principal five percent stockholders and their affiliates beneficially own approximately 69.7% of the outstanding shares of Common Stock. Accordingly, our executive officers, directors, principal stockholders and certain of their affiliates will have the ability to control the election of our Board of Directors of the Company and the outcome of issues submitted to our stockholders.

There is a shortage of semi-conductor grade silicon and the photovoltaic (PV) cells made from this material, upon which our proposed products may depend, that may constrain our revenue growth. The market for photovoltaic cells has increased recently and we expect these price increases to continue, which may further delay our profitability. Additionally, we may not have sufficient financial resources to take advantage of supply opportunities as they may arise.

Polysilicon is an essential raw material in the production of photovoltaic, or solar cells. Polysilicon is created by refining quartz or sand. Polysilicon is melted and grown into crystalline ingots by companies specializing in ingot growth. Manufacturers of solar cells procure silicon ingots from these suppliers on a contractual basis and then slice these ingots into wafers. They may also purchase wafers from third-party vendors.

There is currently an industry-wide shortage of polysilicon, which has resulted in significant price increases. We expect that the average price of polysilicon will continue to increase. Increases in polysilicon prices have in the past increased the manufacturing costs of solar cells. As demand for solar cells has increased, many of the manufacturers have announced plans to add additional manufacturing capacity. As this manufacturing capacity becomes operational, it will increase the demand for polysilicon and further exacerbate the current shortage. Polysilicon is also used in the semiconductor industry generally and any increase in demand from that sector will compound the shortage. The production of polysilicon is capital intensive and adding additional capacity requires significant lead time. While we are aware that several new facilities for the manufacture of polysilicon are under construction, we do not believe that the supply imbalance will be remedied in the near term. We expect that polysilicon demand will continue to outstrip supply throughout 2007 and potentially for a longer period.

The inability to obtain sufficient polysilicon, ingots or wafers at commercially reasonable prices or at all would adversely affect our ability to meet future customer demand for products that we acquire could impair our ability to enter this market.

Our dependence on a limited number of third party suppliers for finished materials could prevent us from delivering our proposed products that we purchase to our customers within required timeframes, which could result in order cancellations and substantial harm to our business .

We intend to purchase our products using materials and components procured from a limited number of third-party suppliers.  If we fail to establish or maintain our relationships with these suppliers, or to secure additional supply sources from other cell suppliers, we may be unable to provide our products or our products may be available only at a higher cost or after a long delay, which could prevent us from delivering our products to our customers within required timeframes, and we may experience order cancellations and our business may fail. We currently do not have contracts with suppliers to allow us to commence sales, and may not be able to procure sufficient quantities of the materials and components necessary to manufacture our products on acceptable commercial terms or at all. To the extent the processes that our suppliers use to manufacture materials and components are proprietary; we may be unable to obtain comparable materials and components from alternative suppliers. The failure of a supplier to supply materials and components in a timely manner, or to supply materials and components that meet our quality, quantity and cost requirements could impair our ability to purchase our products or increase their costs, particularly if we are unable to obtain substitute sources of these materials and components on a timely basis or on terms acceptable to us.  In order to obtain required supplies, we may need to make large inventory purchases on short notice, and prior to having purchase orders or deposits from our customers for product using the full amount of silicon required to be purchased. We may not have sufficient financial resources to make these purchases, which may exacerbate supply shortages.

The current status of our business depends on the implementation of our agreement with Bangkok Solar Co. Ltd (“Bangkok”), which is contingent upon Bangkok receiving UL approval, securing contracts with suppliers and orders with customers and ensuring products to sell.

To date, although we have secured a contract with Bangkok, which contract commencement is subject to Bangkok obtaining UL approval, and have identified additional suppliers, we can not guarantee that Bangkok will obtain its UL approval or that we will be able to sell those products or maintain sufficient supply.  To date we have not sold these products to any customer.  If we are unable to maintain our existing supply agreement with Bangkok, if Bangkok does not obtain its UL approval, or we are unable to develop sales, we may be forced to cease operations.  We are not sure when Bangkok will receive its UL approval if at all.

Our operating results will be subject to fluctuations and are inherently unpredictable; if we fail to meet the expectations of securities analysts or investors, our stock price may decline significantly.

Our quarterly revenue, if any, and operating results will be difficult to predict from quarter to quarter. It is possible that our operating results in some quarters will be below market expectations. Our quarterly operating results will be affected by a number of factors, including:

•	the average selling price of the solar cells that we purchase and panels and solar power systems;
•	the availability and pricing of raw materials, particularly polysilicon;
•
the availability, pricing and timeliness of delivery of third party sources products, raw materials and components, particularly solar panels and balance of systems components, including steel, necessary for solar power products to function;

•	the rate and cost at which we are able to expand to meet customer demand, including costs and timing of adding personnel;
•	the amount and timing of sales of our systems, especially medium and large-scale projects, which may individually cause severe fluctuations in our revenue;
•
our ability to meet project completion schedules and the corresponding revenue impact under such contractual devises as percentage-of-completion method of recognizing revenue for projects which may apply;

• •
construction cost overruns, including those associated with the introduction of new products;
as incentives play a major roll in the buying/decision making process for our potential customers significant changes in regulation or incentives may adversely effect our business.

•	the impact of seasonal variations in demand and/or revenue recognition linked to construction cycles and weather conditions;
•	timing, availability and changes in government incentive programs;
•	unplanned additional expenses such as manufacturing failures, defects or downtime;
•	acquisition and investment related costs;
•	unpredictable volume and timing of customer orders, some of which are not fixed by contract but vary on a purchase order basis;
•	Unpredictable sales cycle time lines inherent with new solutions and products.
•	geopolitical turmoil within any of the countries in which we operate or sell products;

•	foreign currency fluctuations, particularly in the Euro or the Chinese Yuan;
•	the effect of currency hedging activities;
•	our ability to establish and expand customer relationships;
•	changes in our manufacturing costs;
•	changes in the relative sales mix of our solar cells, solar panels and imaging detectors;
•	the availability, pricing and timeliness of delivery of other products, such as inverters necessary for our solar power products to function;
•	our ability to successfully introduce and sell new or enhanced solar power products in a timely manner, and the amount and timing of related research and development costs;
•	the timing of new product or technology announcements or introductions by our competitors and other developments in the competitive environment;
•	the willingness of competing solar cell and panel suppliers to continue product sales to us;
•	increases or decreases in electric rates due to changes in fossil fuel prices or other factors; and
•	Labor shortages, expertise shortages, shipping and other factors causing business delays.

We plan to base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses will be relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss analysts’ guidance or any future guidance announced by us. If we fail to meet or exceed analyst or investor expectations or our own future guidance, even by a small amount, our stock price could decline, perhaps substantially.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by foreign, U.S. federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the U.S. and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for the solar power products of NP Capital. For example, without certain major incentive programs and or the regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility network. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

The reduction or elimination of government and economic incentives could cause revenue to decline for NP Capital.

We believe that the near-term growth of the market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, depends in large part on the availability and size of government and economic incentives. Because a portion of sales for NP Capital are expected to involve the on-grid market, the reduction or elimination of government and economic incentives may adversely affect the growth of this market or result in increased price competition, both of which could cause our revenue to decline.

Today, the cost of solar power exceeds retail electric rates in many locations. As a result, federal, state and local government bodies in many countries, most notably Germany, Japan, Spain, Italy, Portugal, South Korea and the United States, have provided incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems and political changes in Germany could result in significant reductions or eliminations of incentives, including the reduction of feed-in tariffs more rapidly than required by current law. Some solar program incentives expire, decline over time, are limited in total funding or require renewal of authority. Net metering and other operational policies in California, Japan or other markets could limit the amount of solar power installed there. Reductions in, or eliminations or expirations of, governmental incentives could result in decreased demand for and lower revenue from our products. Changes in the level or structure of a renewable portfolio standard could also result in decreased demand for and lower revenue from our products.

Changes in tax laws or fiscal policies may decrease the return on investment for customers of our business, and for certain investors in its projects, which could decrease demand for its products and services and harm its business.

We anticipate that a portion of our future revenues will be derived from sales of solar power systems and products to companies formed to develop and operate solar power generation facilities of various sizes. Such companies have been formed by third party investors with some frequency in the United States, Germany, Spain, South Korea and Portugal, as these investors seek to benefit from government mandated feed-in tariffs and similar legislation. Our business may depend in part on the continuing formation of such companies and the potential revenue source they represent. In deciding whether to form and invest in such companies, potential investors weigh a variety of considerations, including their projected return on investment. Such projections are based on current and proposed federal, state and local laws, particularly tax legislation. Changes to these laws, including amendments to existing tax laws or the introduction of new tax laws, tax court rulings as well as changes in administrative guidelines, ordinances and similar rules and regulations could result in different tax assessments and may adversely affect an investor’s projected return on investment, which could have a material adverse effect on our business and results of operations.

Problems with product quality or product performance, including defects, in the solar cells we distribute could result in a decrease in customers and revenue, unexpected expenses and loss of market share NP Capital.

The solar cells we plan to purchase are complex and must meet stringent quality requirements. Products this complex may contain undetected errors or defects, especially when first introduced. For example, solar cells and solar panels may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to, or may cause us to request that suppliers incur significant re-engineering costs, divert the attention of our personnel from product selling efforts and significantly affect our customer relations and business reputation. If we deliver solar cells or solar panels with errors or defects, or if there is a perception that our solar cells or solar panels contain errors or defects, our credibility and the market acceptance and sales of our solar power products could be harmed. Similarly, if NP Capital delivers solar cells or panels with errors or defects, including cells or panels of third party manufacturers, or if there is a perception that such solar cells or solar panels contain errors or defects, NP Capital’s credibility and the market acceptance and sales of its solar power systems could be harmed.

The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation and reduce our market share and cause sales to decline. We have agreed to indemnify our customers and our distributors in some circumstances against liability from defects in our solar cells. A successful indemnification claim against us could require us to make significant damage payments, which would negatively affect our financial results.

Since the solar panels we plan to purchase and sell cannot be tested for the duration of their standard multi-year warranty period, we may be subject to unexpected warranty expense; if NP Capital is subject to installation, warranty and product liability claims, such claims could adversely affect our business and results of operations.

The current standard product warranty for the solar panels includes a warranty period (up to 10-years) for defects in material and workmanship and a warranty period (up to 25-years) for declines in power performance as well as a typically one-year warranty on the functionality of our solar cells. We believe our warranty periods are consistent with industry practice. Due to the long warranty period and even though we pass through the warranty from the manufacturer, we may bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. Any warranty claims that the manufacturer does not cover would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our results. Although the manufacturers represent that they conduct accelerated testing of their solar cells, our solar panels have not and cannot be tested in an environment simulating the full warranty period. As a result of the foregoing, we may be subject to unexpected warranty expense, which in turn would harm our financial results.

Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products into which our solar cells and solar panels are incorporated results in injury. Our business may be subject to warranty and product liability claims in the event that its solar power systems fail to perform as expected or if a failure of its solar power systems results, or is alleged to result, in bodily injury, property damage or other damages. Since our solar power products are electricity producing devices, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. Moreover, we may not have adequate resources in the event of a successful claim against us. We have evaluated the potential risks we face and believe that we can obtain appropriate levels of insurance for product liability claims. We will rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. However, a successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our goodwill and reputation, which could also adversely affect our business and operating results. Our business’ exposure to warranty and product liability claims is expected to increase significantly in connection with its planned expansion into the new home market.

Warranty and product liability claims may result from defects or quality issues in certain third party technology and components that we or our suppliers incorporate into their/our solar power systems, particularly solar cells and panels, over which we have no control. While our agreements with our suppliers would generally include warranties, such provisions may not fully compensate us for any loss associated with third-party claims caused by defects or quality issues in such products. In the event we seek recourse through warranties, we will also be dependent on the creditworthiness and continued existence of the suppliers to our business.

We anticipate that our current standard warranty will differ by geography and end-customer application and will include such instruments as one-, two- or five-year comprehensive parts and workmanship warranties, after which the customer may typically extend the period covered by its warranty for an additional fee. Due to the warranty period, our business bears the risk of extensive warranty claims long after it has completed a project and recognized revenues. Future product failures could cause our business to incur substantial expenses to repair or replace defective products. While our business generally passes through manufacturer warranties it receives from its suppliers to its customers, it is responsible for repairing or replacing any defective parts during its warranty period, often including those covered by manufacturers warranties. If the manufacturer disputes or otherwise fails to honor its warranty obligations, our  business may be required to incur substantial costs before it is compensated, if at all, by the manufacturer. Furthermore, the ‘business’ warranties may exceed the period of any warranties from our suppliers covering components included in its systems, such as inverters.

The products we intend to distribute may not gain market acceptance, which would prevent us from achieving sales and market share.

The development of a successful market for the products we intend to distribute may be adversely affected by a number of factors, some of which are beyond our control, including:

	our failure to offer products that compete favorably against other solar power products on the basis of cost, quality and performance;

our failure to offer products that compete favorably against conventional energy sources and alternative distributed-generation technologies, such as wind, biomass and solar thermal, on the basis of cost, quality and performance;

	whether customers will accept our future designs under development; and
	our failure to develop and maintain successful relationships with vendors, distributors, systems integrators and other resellers, as well as strategic partners.

If the products we intend to distribute fail to gain market acceptance, we will be unable to achieve sales and market share.

Technological changes in the solar power industry could render the products we intend to distribute uncompetitive or obsolete, which could prevent us from achieving market share and sales.

Our failure to seek refinements in technology and to introduce new products could cause the products we intend to distribute to become uncompetitive or obsolete, which could prevent us from achieving market share and sales. The solar power industry is rapidly evolving and highly competitive. We may need to invest significant financial resources in research and development and design of solar parks to keep pace with technological advances in the solar power industry and to compete in the future and we may be unable to secure such financing. We believe that a variety of competing solar power technologies may be under development by many companies that could result in lower manufacturing costs or higher product performance than those products selected by us. These development efforts may render obsolete the products we have selected to offer, and other technologies may prove more advantageous for the commercialization of solar power products.

Existing regulations and changes to such regulations may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as internal policies and regulations promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase the cost to our customers of using our solar power products and make them less desirable, which would harm our business, prospects, results of operations and financial condition. We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. There is also a burden in having to track the requirements of individual states and design equipment, including extra or specially designed peripheral equipment, to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, we would be unable to achieve sales and market share.

The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to achieve sales and market share. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:

	cost-effectiveness of solar power technologies as compared with conventional and competitive alternative energy technologies;
	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;
	success of alternative distributed generation technologies such as hydrogen fuel cells, wind turbines, bio-diesel generators and large-scale solar thermal technologies;
	fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources;
	increases or decreases in the prices of oil, coal and natural gas;
	capital expenditures by customers, which tend to decrease when the domestic or foreign economies slow;
	continued deregulation of the electric power industry and broader energy industry; and
	availability and or effectiveness of government subsidies and incentives.

The reduction or elimination of government economic incentives could prevent us from achieving sales and market share.

We believe that the near-term growth of the market for various application of solar power generation such as "on-grid" applications, where solar power is used to supplement a customer's electricity purchased from the utility network, depends in large part on the availability and size of government and economic incentives. The reduction or elimination of government economic incentives may adversely affect the growth of this market or result in increased price competition, which could prevent us from achieving sales and market share.
Today, the cost of solar power exceeds the cost of power furnished by the electric utility grid in many locations. As a result, federal, state and local government bodies in many countries, most notably Germany, Japan and the United States, have provided incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on fossil fuels. These government economic incentives could be reduced or eliminated altogether, which would significantly harm our business.

We face intense competition from other companies producing solar power and other energy generation products. If we fail to compete effectively, we may be unable to increase our market share and sales.

The mainstream power generation market and related product sectors are well established and we are competing with power generation from more traditional process that can generate power at lower costs than most renewable or environmentally driven processes.  Further, within the renewable power generation and technologies markets we face competition from other methods of producing renewable or environmentally positive power. Then, the solar power market itself is intensely competitive and rapidly evolving. Our competitors have established market positions more prominent than ours, and if we fail to attract and retain customers and establish a successful distribution network for our solar products, we may be unable to achieve sales and market share. There are a number of major multi-national corporations that produce solar power products, including BP Solar, Kyocera, Sharp, GE, Mitsubishi, Solar World AG and Sanyo. We also expect that future competition will include new entrants to the solar power market offering new technological solutions. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may have costs similar to, or lower than, our projected costs.

Most of our competitors are substantially larger than we are, have longer operating histories and have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors' greater sizes in some cases provides them with competitive advantages with respect to manufacturing costs due to their ability to allocate fixed costs across a greater volume of production and purchase raw materials at lower prices. They also have far greater name recognition, an established distribution network and an installed base of customers. In addition, many of our competitors have well-established relationships with current and potential resellers, which have extensive knowledge of our target markets. As a result, our competitors will be able to devote greater resources to the research, development, promotion and sale of their products and may be able to respond more quickly to evolving industry standards and changing customer requirements than we can.

A substantial number of our issued shares are, or are being made available for sale on the open market. The resale of these securities might adversely affect our stock price.

The sale of a substantial number of shares of our common stock being registered under this registration statement, or the market's anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Sales of shares pursuant to exercisable warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales by other existing stockholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

We may not address successfully the problems encountered in connection with any potential future acquisitions.

We expect to consider future opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our products, or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:

	problems assimilating the purchased technologies, products or business operations;
	problems maintaining uniform standards, procedures, controls and policies;
	problems arising from non performance of acquired entities or assets;
problems arising from overvaluation or with securing the required financing to close and/or make the acquisition operational;

	unanticipated costs associated with the acquisition;
	diversion of management's attention from our core business;
	adverse effects on existing business relationships with suppliers and customers;
	risks associated with entering new markets in which we have no or limited prior experience;
	potential loss of key employees of acquired businesses; and

increased legal and accounting costs as a result of the newly adopted rules and regulations related to the Sarbanes-Oxley Act of 2002 and other such regulation such as increased internal control and reporting requirements.

We are subject to new corporate governance and internal control reporting requirements, and our costs related to compliance with, or our failure to comply with existing and future requirements, could adversely affect our business.

We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC and the Public Company Accounting Oversight Board. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future. In particular, under new SEC rules we will be required to include management's report on internal controls as part of our 2008 fiscal year annual report pursuant to Section 404 of the Sarbanes-Oxley Act. Furthermore, under the proposed rules, an attestation report on our internal controls from our independent registered public accounting firm will be required as part of our annual report for the fiscal year ending in 2009. We are in the process of evaluating our control structure to help ensure that we will be able to comply with Section 404 of the Sarbanes-Oxley Act. The financial cost of compliance with these laws, rules and regulations is expected to be substantial. We cannot assure you that we will be able to fully comply with these laws, rules and regulations that address corporate governance, internal control reporting and similar matters. Failure to comply with these laws, rules and regulations could materially adversely affect our reputation, financial condition and the value of our securities.

We will continue to be dependent on a limited number of third-party suppliers for key components for our products, which could prevent us from delivering our products to our customers within required timeframes, which could result in installation delays, cancellations, liquidated damages and loss of market share.

In addition to our reliance on our one supplier for our solar cells and panels, we wll rely on third-party suppliers for key components for our solar power systems, such as inverters that convert the direct current electricity generated by solar panels into alternating current electricity usable by the customer.

If we fail to develop or maintain our relationships with our sole supplier of solar cells or other suppliers for additional key components, we may be unable to purchase our products or our products may be available only at a higher cost or after a long delay, which could prevent us from delivering our products to our customers within required timeframes and we may experience order cancellation and loss of market share. To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. The failure of a supplier to supply components in a timely manner, or to supply components that meet our quality, quantity and cost requirements, could impair our ability to manufacture our products or decrease their costs. If we cannot obtain substitute materials on a timely basis or on acceptable terms, we could be prevented from delivering our products to our customers within required timeframes, which could result in installation delays, cancellations, liquidated damages and loss of market share, any of which could have a material adverse effect on our business and results of operations.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than NP Capital, we may not be able to compete successfully and we may lose or be unable to gain market share.

Our solar products will compete with a large number of competitors in the solar power market, including BP Solar International Inc., Evergreen Solar, Inc., Mitsubishi Electric Corporation, Q-Cells AG, Sanyo Corporation, Sharp Corporation, First Solar, SolarWorld AG and Suntech Power Holdings Co., Ltd. and others. In addition, universities, research institutions and other companies have brought to market alternative technologies such as thin films and concentrators, which may compete with our technology in certain applications. We expect to face increased competition in the future. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may ultimately have costs similar to, or lower than, our projected costs.

Our solar power products and services compete against other power generation sources including conventional fossil fuels supplied by utilities, other alternative energy sources such as wind, biomass, CSP and emerging distributed generation technologies such as micro-turbines, sterling engines and fuel cells. In the large-scale on-grid solar power systems market, we will face direct competition from a number of companies that manufacture, distribute, or install solar power systems.  Our primary competitors in the United States include Arizona Public Service Company, BP Solar International, Inc., a subsidiary of BP p.l.c., Conergy Inc., Dome-Tech Group, Eastwood Energy, EI Solutions, Inc., GE Energy, a subsidiary of General Electric Corporation, Global Solar Energy, Inc., a subsidiary of Solon, Power-Fab, Schott Solar, Inc., Solar Integrated Technologies, Inc., SPG Solar, Inc., Sun Edison LLC, SunTechnics Installation & Services, Inc., Thompson Technology Industries, Inc. and WorldWater & Power Corporation. Our primary competitors in Europe include BP Solar, Conergy (through its subsidiaries AET Alternitive Energie Technik GmbH, SunTechnics Solartechnik GmbH and voltwerk AG), PV-Systemtechnik Gbr, SAG Solarstrom AG, Solon AG and Taufer Solar GmbH. Additionally, our business will occasionally compete with distributed generation equipment suppliers such as Caterpillar, Inc. and Cummins Inc. Other existing and potential competitors in the solar power market include universities and research institutions. We also expect that future competition will include new entrants to the solar power market offering new technological solutions. As we enter new markets and pursues additional applications for our products and services, we expect to face increased competition, which may result in price reductions, reduced margins or loss of market share.

Competition is intense, and many of our competitors have significantly greater access to financial, technical, manufacturing, marketing, management and other resources than we do. Many also have greater name recognition, a more established distribution network and a larger installed base of customers. In addition, many of our competitors have well-established relationships with our potential suppliers, resellers and their customers and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changing customer requirements than we will be able to. Consolidation or strategic alliances among such competitors may strengthen these advantages and may provide them greater access to customers or new technologies. To the extent that government funding for research and development grants, customer tax rebates and other programs that promote the use of solar and other renewable forms of energy are limited, we will compete for such funds, both directly and indirectly, with other renewable energy providers and their customers.

If we cannot compete successfully in the solar power industry, our operating results and financial condition will be adversely affected. Furthermore, we expect competition in the targeted markets to increase, which could result in lower prices or reduced demand for our product and service offerings and may have a material adverse effect on our business and results of operations.

The demand for products requiring significant initial capital expenditures such as our solar power products and services are affected by general economic conditions.

 The United States and international economies have recently experienced a period of slowing economic growth. A sustained economic recovery is uncertain. In particular, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar cells and solar power systems and new residential and commercial buildings. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease demand for our solar power products. If the economic recovery slows down as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.

We will rely primarily upon copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue could suffer.

We will seek to protect our proprietary supplier and operational processes, documentation and other written materials primarily under trade secret and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

•	people may not be deterred from misappropriating our operational assets despite the existence of laws or contracts prohibiting it;
•	policing unauthorized use of our intellectual property may be difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use; and
•	the laws of other countries in which we access and or market our solar cells, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies.

Reverse engineering, unauthorized copying or other misappropriation of our proprietary assets could enable third parties to benefit from our property without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, to generate revenue and to grow our business.

We rely on suppliers to comply with intellectual property, copy write, hazardous materials and processes and trade secrecy laws and regulations and, if such laws and regulations are not sufficiently followed, our business  could suffer substantially.

We endeavor to comply with all law and regulation regarding intellectual property law manufacturing process law and regulation, however, in many cases it is our supplier that must comply with such regulations and laws.  While we make efforts to ensure that products sourced from third parties comply with required regulation and law and that the operation of our suppliers do as well, our business could suffer if a supplier was, or suppliers were, found to be non compliant with regulation and law in our, our customers’ or our suppliers’ jurisdictions.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines for us.

We are required to comply with all foreign, U.S. federal, state and local laws and regulations regarding pollution control and protection of the environment. In addition, under some statutes and regulations, a government agency, or other parties, may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault. In the course of future business we may use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our operations or related research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. In addition, if more stringent laws and regulations are adopted in the future, the costs of compliance with these new laws and regulations could be substantial. If we fail to comply with present or future environmental laws and regulations we may be required to pay substantial fines, suspend production or cease operations.

There are restrictions on the transferability of the securities.

Until registered for resale, investors must bear the economic risk of an investment in the Shares for an indefinite period of time. Rule 144 promulgated under the Securities Act (“Rule 144”), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. However, our securities currently are not eligible for the Rule 144 exemption. There can be no assurance that we will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning us, as is required by Rule 144 as part of the conditions of our availability.

If the Company uses its stock in acquisitions of other entities there may be substantial dilution at the time of a transaction.

The $0.70 per share offering price of the common stock being sold under this prospectus has been arbitrarily set. The price does not bear any relationship to our assets, book value, earnings or net worth and it is not an indication of actual value.  Accordingly, if you purchase shares in this offering, you may experience substantial dilution. You may also suffer additional dilution in the future from the sale of additional shares of common stock or other securities or if the Company’s shares are issued to purchase other entities assets.

There is presently no market for our common stock, any failure to develop or maintain a trading market could negatively affect the value of our shares and make it difficult or impossible for you to sell your shares.

Prior to this offering, there has been no public market for our common stock and a public market for our common stock may not develop upon completion of this offering.  While we will attempt to have our common stock quoted on the Over-The-Counter Bulletin Board, since the OTC Bulleting Board is a dealer system we will have to seek market-makers to provide quotations for the common stock and it is possible that no market-maker will want to provide such quotations. Failure to develop or maintain an active trading market could negatively affect the value of our shares and make it difficult for you to sell your shares or recover any part of your investment in us.  Even if a market for our common stock does develop, the market price of our common stock may be highly volatile.  In addition to the uncertainties relating to our future operating performance and the profitability of our operations, factors such as variations in our interim financial results, or various, as yet unpredictable factors, many of which are beyond our control, may have a negative effect on the market price of our common stock.

Even if our common stock is quoted on the OTC Bulletin Board under a symbol, the OTC Bulletin Board provides a limited trading market. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

Our common stock will be subject to the “Penny Stock” rules of the SEC.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•
that a broker or dealer approve a person's account for transactions in penny stocks; and   the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•
obtain financial information and investment experience objectives of the person; and   make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Should our stock become listed on the OTC Bulletin Board, if we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board which would limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Companies trading on the Over-The-Counter Bulletin Board, such as us we are seeking to become, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.   In addition, we may be unable to get re-listed on the OTC Bulletin Board, which may have an adverse material effect on our Company.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering.  However, we may receive up to $1,140,960 in cash if the common stock purchase warrants being registered pursuant to this prospectus are exercised for cash of which there is no guarantee.   We will use the proceeds generated from the exercise of the warrants, if any, to accelerate our entry into certain geographic markets, purchase additional IT equipment and to meet general working capital requirements.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Securities

There is currently no public trading market for our common stock.

As of  May 20 , 2008, we had 10,493,256   shares of common stock issued and outstanding and approximately 52 stockholders of record of our common stock.

Dividend Policy

The payment by us of dividends, if any, in the future rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors.  We have not paid any dividends since our inception and we do not intend to pay any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in our business.

Equity Compensation Plan Information

 As of May 20, 2008, we have not adopted an equity compensation plan under which our common stock is authorized for issuance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward-Looking Statements

 The information in this prospectus contains forward-looking statements.  All statements other than statements of historical fact made in this prospectus are forward looking.  In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements.  These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words.  No assurances can be given that the future results anticipated by the forward-looking statements will be achieved.  Forward-looking statements reflect management’s current expectations and are inherently uncertain.  Our actual results may differ significantly from management’s expectations.

 The following discussion and analysis should be read in conjunction with our financial statements, included herewith.  This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future.  Such discussion represents only the best present assessment of our management.

Limited Operating History

There is limited historical financial information about our company upon which to base an evaluation of our future performance. Our company has generated no revenues from operations. We cannot guarantee that we will be successful in our business. We are subject to risks inherent in a fast growing company, including limited capital resources, possible delays in product development and manufacturing, and possible cost overruns due to price and cost increases. There is no assurance that future financing will be available to our company on acceptable terms. Additional equity financing could result in dilution to existing shareholders.

Company Description and Overview

NP Capital Corp was formed on June 20, 2006.  We are currently focused on the commercialization of a targeted portfolio of solar products (amorphous thin film solar panels and ancillary products) and technologies for a wide range of applications including electrical power production. To date, we have generated no revenues from operations.   We intend to enter into supply agreement(s) with manufacturers of solar electric power products and technologies which directly convert sunlight into electricity. We are seeking solar cells that have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity, available for the mass market.   The originating founders, directors and officers of our company were Paul Cox, David Fann and Michael Dodak who served as the President, Chief Executive Officer/Secretary and Treasurer, respectively.

In July 2006, we entered into a convertible debenture with a waste to energy development company, Envortus Inc. As such time, we intended to develop a business in the waste to energy market and this was our initial foray in to the market.  The officers and board members of NP Capital had ownership, officer positions and board positions in Envortus Inc. Under the terms of the convertible debenture, NP Capital could invest $250,000 in Envortus Inc over a period of time. NP Capital forwarded a total of $134,500 to Envortus Inc before deciding to continue its focus specifically in the solar area of the renewable energy market instead of waste to energy. NP Capital utilized funds raised from the sale of common stock and convertible debentures in order to fund the loan to Envortus Inc.

In March 2007, NP Capital entered into an agreement to sell the convertible debenture for $152,500, with discounts if paid early, to 0784655 B.C. LTD (“B.C.”), a company controlled by Paul Cox, a shareholder and a former officer and board member of NP Capital. Mr. Cox remains a shareholder, officer and board member of Envortus Inc. In July 2007, the sale of the convertible debenture was completed with a payment of $55,000  to NP Capital and the receipt of a promissory note in the amount of $97,500 (the “Note”), from B.C. for the balance.  The principal amount of the Note was immediately discounted to $90,800.  In addition, if the Note was paid within the first 270 days of issuance, additional discounts could be available.  Further, in the event that we do not commence trading on the OTC BB by January 2009, Paul Cox. may return shares of common stock of our Company for cancellation in lieu of payment of the Note.  The price per share shall be the greater of $0.35 or the last price to raise funds from third parties.

To account for the Note the Company determined the fair value of the Note on a discounted basis to be equal to $68,100, which represented the discounted balance to be paid by B.C. assuming early payments made within 90 days from closing as provided in the Note.  Based on the fair value of the note of $68,100, a loss totaling $11,405 was recorded for the year ended July 31, 2007 as reflected in the table below:

Consideration for sale of debenture:
Cash	$55,000
Note receivable	97,500
Total consideration	152,500

Immediate discount	(6,700)
Bank fee	(5)
Expected early payment discount	(22,700)

Total net consideration	123,095

Investment in convertible debenture	134,500

Loss on sale of investment	$(11,405)

As of January 31, 2008, the Company allowed for the remaining balance of the Note and recorded bad debt related to note receivable, related party, in the amount of $68,100 for the three months ended January 31, 2008, due to concerns of collectibility and non-payment of the scheduled payments.  Per the terms of the Note, B.C. was required to pay principal in the amount of $10,000 in January 2008 and additional payments of $17,240 in July 2008, $31,780 in January 2009 and $31,780 in July 2009, together with interest, according to the payment schedule as defined by the Note when the early payments are not received.  As of the date hereof, B.C. has not made the required January 2008 principal and interest payment.  The Company will continue to attempt collection of the outstanding principal and interest of the Note.

For the fiscal year ended July 31, 2007, we had generated no revenues and we incurred losses of $242,405, of which $13,050 was non-cash stock compensation.  For the period ending January 31, 2008, we had generated no revenues and we incurred losses of $1,478,486, of which $1,069,500 was non-cash stock compensation.  Our operating expenses included significant legal, consulting and accounting expenses, as well as product research and business development. During the year ended July 31, 2007 and subsequent six month period ended January 31, 2008, we are considered a development stage company. We expect to continue to use cash in our operating activities for at least the next year as we expand our research and development and define suppliers and sales prospects .

Fiscal Year Ended July 31, 2007
Results of Operations

See the Financial Statements for comparison data to prior periods.

We have financed our operations since inception primarily through private sales of securities. As of July 31, 2007, we had approximately $166,221 in cash, and working capital of $219,710.

The following table sets forth our statements of operations data for the year ended July 31, 2007.

Summary Income Statement

Revenues, net	$0
Gross profit (loss)	0
Selling, general and administrative expenses	95,103
Research & development expenses	136,926
Total operating expenses	232,029
Loss from operations	232,029
Other Income (expense)	(10,376)
Loss from operations before income taxes	(242,405)
Income tax provision	0
Net loss	$(242,405)

Revenues

For the year ended July 31, 2007 and since inception, we had no revenues.

Cost of sales

For the year ended July 31, 2007 and since inception, we had no cost of sales.

Selling, general and administrative

Selling, general and administrative expenses for the year ended July 31, 2007 were $95,103 and since inception through July 31, 2006 our expenses were $11,395.  Cash-based management fees, wages and salaries were approximately $32,141 for fiscal 2007. In June 2007 we hired Mr. David Fann as Chief Executive Officer, and in July 2007 we hired Mr. David Surette as our Chief Financial Officer.

Research & development

For the year ended July 31, 2007, research and development expenses were $136,926 which were primarily consulting fees for services developing our products and markets, of which $4,926 were legal fees.    From inception to July 31, 2006, we $5,400 in research and development expense. The legal and professional fees were primarily related to our financing activities, this registration statement, and SEC reporting.

Other income (expense)

In fiscal 2007, other expense was $10,376 of which $11,405 was a loss on sale of stock assets and $1,029 was interest income.  From inception to July 31, 2006 we had no other expenses.

Net Loss

Our net loss was $242,405 for fiscal 2007 and $11,395 for the period from inception to July 31, 2006. The net loss reflects our expenses relating to this registration statement and financings, the cost of additional employees to pursue our strategy and expenditures for research and development. These expenses have been incurred ahead of our ability to recognize material revenues from our new strategy.

Liquidity and Capital Resources

As of July 31, 2007, we had cash and cash equivalents of $166,221, and working capital of $219,710. During the year ended July 31, 2007, we funded our operations from private sales of equity securities.

For the year ended July 31, 2007, we used $209,309 of cash in operations.  Investing activities used $29,500 of cash during the year and financing activities provided $395,030 of cash during the year, with $455,030 in private placement subscription proceeds.

Fiscal Quarter Ended and Six Months Ended January 31, 2008

See the Financial Statements for comparison data to prior periods.

The following table sets forth our statements of operations data for the quarter ended and six months ended January 31, 2008 .
Summary Income Statement

	Three Months	Six Months
	Ended January 31, 2008	Ended January 31, 2008
Revenues, net	$0	$0
Gross profit (loss)	0	0
Selling, general and administrative expenses	219,158	1,395,793
Research & development expenses	0	16,143
Total operating expenses	219,158	1,411,316
Loss from operations	219,158	1,411,316
Other Income (expense)	(67,809)	(67,170)
Loss from operations before income taxes	(286,967)	(1,478,486)
Income tax provision	0	0
Net loss	$(286,967)	$(1,478,486)

Revenues

For the three months and six months ended January 31, 2008 and 2007, we had no revenues ..

Cost of sales

For the the three months and six months ended January 31, 2008 and 2007, we had no cost of sales.

Selling, general and administrative

Selling, general and administrative expenses for the the three months ended January 31, 2008 and 2007 were $219,158 and $462 respectively.  For the six months ended January 31, 2008 and 2007 the expenses were $1,395,793 and $2,491, respectively. During the three month period ending January 31, 2008, there were cash-based management fees, wages and salary compensation costs totaling $109,568 for new hires including the CEO and CFO among others. Other legal and operating costs totaled $109,590 for the quarter ended January 31, 2008.  During the six month period there were significant stock–based compensation costs totaling $1,069,500 for new hires including the CEO and CFO among others. Cash-based management fees, wages and salaries were approximately $164,314 for the six month ended January 31, 2008 and $2,491 for misc. office expenditures for the six month period ending January 31, 2007 .

Research & development

For the three months ended January 31, 2008 and 2007, research and development expenses were $0 and $5,000, respectively, which were primarily consulting fees for services developing our products and markets, of which $0 were legal fees. The legal and professional fees were primarily related to our financing activities, this registration statement, and SEC reporting.   During the six month period ending January 31, 2008 and 2007 there were $16,143 and $20,000, of research and development expenses, respectively.

Other income (expense)

In the three month period ending January 31, 2008 and 2007, other income was $291 and $303, respectively, of interest income.  In the six month period ending January 31, 2008 and 2007, other income was $930 and $0, respectively, of interest income.

Net Loss

Our net loss was $286,967 for the quarter ended January 31, 2008 and for the quarter ended January 31, 2007 the net loss was $5,462.  In the six month period ending January 31, 2008 and 2007, the net loss was $1,478,486 and $22,491, respectively.
The net loss reflects our expenses relating to this registration statement and financings, the cost of additional employees to pursue our strategy and expenditures for research and development. These expenses have been incurred ahead of our ability to recognize material revenues from our new strategy.

Liquidity and Capital Resources

As of January 31, 2008, we had cash and cash equivalents of $442,357, and working capital of $426,129. During the three month and six month periods ended January 31, 2008, we funded our operations from private sales of equity securities.

For the six months ended January 31, 2008, we used $339,269 of cash in operations.  Financing activities provided $615,405 of cash during the six months through private placement subscription proceeds.

The cost of photovoltaic cells, which is the primary cost of sales for our solar roofing products, is currently volatile and is expected to rise due to a current supply shortage. Although we will pass the cost of the solar panels to our clients, which clients will have to provide the initial down payment as well as a letter of credit for the remainder and final payment for such products, we are uncertain of the extent to which this will negatively affect our working capital in the near future. A significant increase in cost of photovoltaic cells that we cannot pass on to our customers could cause us to run out of cash more quickly than our projections indicate, requiring us to raise additional funds or curtail operations.

As we continue to increase the level of management the cash needs will increase and therefore we will need additional financing to supplement cash flows.  Until we can maintain sufficient levels of revenues, we will need to raise additional funds during the next 12 month period.  Our expected cash requirements over the next 12 months will be approximately $1,200,000.  As of January 31, 2008 we have been able to obtain approximately $700,000 of capital through equity financing.  We will require approximately $500,000 of additional capital funding, which will allow us to maintain operations through January 31, 2009.  If we are not successful in raising the required capital, our existing capital will allow us to continue in operations through October 2008.

As we proceed through the year we anticipate adding staff such as a COO and CTO, as well as a sales and marketing staff, solar engineers, and accounting and administrative staff. We expect, although we cannot guarantee, that most of these staff additions will precede revenue generation and are included in the requirements listed above. As of now there still exists an imbalance between supply of solar panels (which is low) and demand which is high. This has led to a high selling price for solar panels. As the year proceeds we expect that additional supply of solar panels from various manufacturers will become available which may have a tendency to reduce prices towards the latter part of the year. This could lead to either a reduction in revenue or less gross margin on each panel sold which would cause additional capital to be required.

Since inception, our operations have primarily been funded through private equity financing, and we expect to continue to seek additional funding through private or public equity and debt financing.

However, there can be no assurance that our plans discussed above will materialize and/or that we will be successful in funding our estimated cash shortfalls through additional debt or equity capital and/or any cash generated by our operations. These factors, among others, indicate that we may be unable to continue as a going concern for a reasonable period of time.

We anticipate a requirement of $1.2 million in funds over the next twelve months. Part of this requirement is due to the anticipation of adding additional staff in the future assuming we are successful in selling our solar panels and/or the start of development by us on future solar park sites or other projects. Currently we have approximately $700,000 cash on hand which means there will be an anticipated shortfall of $500,000.  If we are unable to increase our liquidity of available cash for planned operations and activities in months 7-12, then we will need to reduce the outflows of cash for operating expenses, which will allow us to continue past twelve months with the current level of available cash.  There are currently no known demands or commitments other than the employment agreements of the executives that and our current lease commitment will necessitate liquidation of the Company.  The current level of cash is not enough to cover the employment agreements and office rent for the next 12 months. If necessary, the officers may accrue salaries to conserve cash.

Assuming we are successful in our sales/development effort we believe that we will be able to raise additional funds through  the sale of our stock to either current or new shareholders. Of course there is no guarantee that we will be able to raise additional funds or to do so at an advantageous price.

Significant Capital Expenditures

There were no significant capital expenditures

Recent Financings & Events

In November of 2007,  Bangkok Solar Co., Ltd agreed to sell to NP Capital solar panels as soon as the panels have received UL approval. The terms include the ability to purchase up to 20 MW at favorable pricing for 12 months after UL approval.   We will be able to resell the panels directly to installers or solar park developers without any additional processing or production necessary.   These panels will not be able to be sold without UL approval and we are not sure when the panels will be certified as UL approved .  A formal agreement has been signed with Bangkok Solar Co., Ltd  on January 19, 2008.  The agreement with Bangkok Solar Co., Ltd is for a period of 12 months, which term commences on UL approval.  This agreement provides our company with the exclusive distribution rights for North America and allows us to purchase a total of 20 MW during the 12 months, starting with 1MW,  the first month after UL approval and then purchasing additional MW on a monthly basis up to an aggregate of 20MW.

NP Capital is negotiating with at least two solar installation companies to purchase substantially all of their assets and assume certain liabilities for a combination of cash and stock.

Through December 2007, we sold 329,728 shares of our company in exchange for $115,405.  In addition, we issued common stock purchase warrants exercisable for a term of 2 years at a price of $0.70 per share, see Notes 4 and 8 of our Financial Statements.

During January 2008, we sold 1,000,000 units, which included one share of common stock of our company in exchange for $500,000, or $0.50 per share, and 2 common stock purchase warrants exercisable for a term of 2 years; one at a price of $0.75 and the other at an exercise price of $1.50 per share, see Notes 5 and 10 of our Notes to the Financial Statements (Unaudited) on F-16.

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management of our company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. Our significant accounting policies are discussed in Note 2 to our financial statements for the fiscal year ended July 31, 2007 included in this prospectus. We have identified the following accounting policies, described below, as the most important to an understanding of our current financial condition and results of operations.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). The Company generates revenue from the sale of photovoltaic panels, photovoltaic roofing systems, balance of system products, and management system products to our dealers or other parties. The Company anticipates it will  not perform any installations. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. Amounts billed or received from customers in advance of performance are recorded as deferred revenue.

Warranty Reserves

Due to the fact that the company made no shipments made during the year ended July 31, 2007 or the quarter ended January 31, 2008, the Company did not recognize warranty expense, and accordingly, as of January 31, 2008 there was no warranty reserve. It is customary in the Company's business and industry to warrant or guarantee the performance of  photovoltaic roofing products at certain levels of conversion efficiency for extended periods, up to  25 years. It is also customary to warrant or guarantee the functionality of  inverters and balance of systems for 10 years. The Company  therefore plans to maintain warranty reserves based on 0.5 % of revenue upon shipment of product to customers as a component of cost of sales to cover the potential liability that could arise from these guarantees. The Company's potential liability is generally in the form of product replacement. As necessary, the Company's warranty reserve will also include specific accruals for known product issues and an accrual for an estimate of incurred but not reported product issues based on industry loss information.

Stock-Based Compensation

We have adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective application transition method.   Under the fair value recognition provisions of SFAS No. 123(R), we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest over the requisite service period of the award. Prior to the adoption of SFAS No. 123(R), we accounted for share-based payments under APB No. 25 and accordingly, generally recognized compensation expense only when we granted options with a discounted exercise price.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Assuming the value of the equity instruments was more readily determinable and the same number of equity instruments were issued, the following table presents a sensitivity analysis to show the impact on our financial condition at January 31, 2008 from fluctuations in fair value of equity instruments issued for services:

Increase (Decrease)
Changed Assumption	in Fair Value
Increase in stock based compensation expense
due to increase in fair value by 1%	$11,297

Increase in stock based compensation expense
due to increase in fair value by 5%	$56,487

Decrease in stock based compensation expense
due to decrease in fair value by 1%	$(11,297)

Decrease in stock based compensation expense
due to decrease in fair value by 5%	$(56,487)

The purpose of this analysis is to provide an indication of the impact that the stock based compensation fluctuations would have on our financial results. It is not intended to imply our expectation of future results of operations. We believe that the assumptions used above are appropriate to illustrate the possible impact on the financial statements.

BUSINESS

Overview

We are focused on the development and commercialization of a targeted portfolio of solar products. Our mission is to harness the power of the sun to meet the growing resource demands of sustainable 21 st century development.  Our company was incorporated in the State of Delaware on June 20, 2006.

Our business is to market and sell solar power products, systems and services. Specifically, we intend to engage in the following:

•	install solar panels in both commercial and residential settings; and
•	develop and maintain solar parks.

In connection with the installation side of our business, we will offer solar power products including solar cells, solar panels and inverters which convert sunlight to electricity compatible with the utility network (utility companies in the geographic areas in which we will operate) and end user environments (customers such as owners of commercial properties as well as both single and multi-residential property owners or managers) as well as the services related to the installation and maintenance of these solar power products. Our initial solar installation sales efforts will be focused on residential and commercial applications.

In connection with our solar park development business, we intend to provide solar power systems to end customers on a turn-key, whole-solution basis by developing, engineering, procuring permits and equipment for, managing construction of, offering access to financing for, and providing monitoring, operations and maintenance services for large-scale solar power applications.  The development and maintenance of solar parks requires a significant level of expertise and capital, which we currently do not possess.  We plan to obtain the expertise, either internally or through outsourcing, as well as obtain the capital necessary to complete solar park projects although there is no guarantee that we will be able to acquire such expertise or capital.  If we are unable to acquire or develop such expertise or capital, we will not be able to develop our planned solar park business and may be required to cease operations.

We will begin hiring sales personnel and administrative staff during the initial months of 2008. We are unsure when we will begin generating revenue.  The ability to generate revenue is contingent upon customer interest as well as the timing relating to our ability to sell solar panels produced by Bangkok Solar Co. Ltd.., which is subject to Bangkok Solar Co. Ltd. obtaining UL approval.   We anticipate funding the necessary working capital requirements during the year of approximately $1,200,000, primarily through the sale of stock of NP Capital.  However, we are registering a substantial number of shares on this prospectus and these shares will be available for resale.  These sales may result in depressing our market price if a market has even developed.  As a result, we may be required to sell shares of stock at a lower than expected price resulting in substantial dilution to our existing shareholders.

We also intend to achieve some of our company goals through the acquisition of companies and/or assets in the solar sector, in areas related to end user systems, installation and operations as well as related expertise.  Currently, we do not have any definitive plans for such acquisitions.  Our customers may include industrial, commercial and public sector entities, investors, value-added resellers, utilities and production home builders.

In November of 2007,  Bangkok Solar Co., Ltd agreed to sell to NP Capital solar panels as soon as the panels have received UL approval. The terms include the ability to purchase up to 20 MW at favorable pricing for 12 months after UL approval.  We will be able to resell the panels directly to installers or solar park developers without any additional processing or production necessary.   These panels will not be able to be sold without UL approval and we are not sure when the panels will be certified as UL approved.  A formal agreement has been signed with Bangkok Solar Co., Ltd  on January 19, 2008.  The agreement with Bangkok Solar Co., Ltd is for a period of 12 months, which term commences on UL approval.  This agreement provides our company with the exclusive distribution rights for North America and allows us to purchase a total of 20 MW during the 12 months, starting with 1MW,  the first month after UL approval and then purchasing additional MW on a monthly basis up to an aggregate of 20MW.

The Energy Industry

We believe the production of electrical power is one of the world's largest industries which such industry is expected to increase in the coming years.

Fossil fuels are non-renewable resources, meaning that at some point the world will exhaust all known oil and natural gas reserves. The electrical utility industry and traditional oil and gas companies face many challenges in meeting the growing worldwide demand for energy, including the following:

•
Fossil Fuel Supply Constraints:   A large portion of the world's electricity is generated from fossil fuels such as coal, oil and natural gas. Limited fossil fuel supply and escalating demand for electricity should continue to drive up wholesale electricity prices, creating a need to develop new technologies for power generation.

•
Infrastructure Constraints:   In many parts of the world, the existing electricity generation and transmission infrastructure is insufficient to meet projected demand. Developing and building a centralized power supply and delivery infrastructure is capital intensive. This has left the electricity supply insufficient to meet demand in some areas, resulting in both scheduled and unscheduled blackouts.

•
Desire for Energy Security:   Given the political and economic instability in the major oil and gas producing regions of the world, governments are trying to reduce their dependence on foreign sources of fossil fuels.

An underlying consideration concerning the delivery of electricity is the location of the generation source relative to the location of the end-use consumption. Over the past century, the economics of power plant construction supported larger and larger central station sites linked to transmission lines spanning great distances to reach the ultimate consumer. These economic considerations have been altered by the advent of smaller scale technologies that can provide electricity at competitive prices near the place of consumption. The combination of economic factors and of advances in generation technologies opens the market to an opportunity for "distributed generation" of electricity in combination with traditional grid resources. Our products and services are  directed at this renewable distributed generation environment as well as specific application power solutions.

Environmental Issues

In addition to the fundamental challenges described above, the energy industry has increasingly become the target of environmental concerns. Government regulators have strengthened air and water emissions control requirements over the past decade. New U.S. power plants are required to install emission control technologies, which can be costly. This expense causes electricity from new fossil fuel-fired plants to cost more than electricity from existing power plants, which increases retail electric rates over time. To date, concerns regarding negative environmental impacts have slowed oil and gas exploration in such resource asset areas as the Alaskan Wildlife Preserve, the California coastal waters, and many other locations around the world.  At the same time, climate change risks have created international political momentum to implement green house gas reduction strategies.

Challenges Facing Solar Power

The solar power industry must overcome the following challenges to achieve widespread commercialization of its products:

•
Decrease Per Kilowatt-hour Cost to Customer.     In most cases, the current cost of solar electricity is greater than the cost of retail electricity from the utility network. While government programs and consumer preference have accelerated the use of solar power for on-grid applications, product cost remains one of the largest impediments to growth. To provide an economically attractive alternative to conventional electricity network power, the solar power industry must continually reduce manufacturing and installation costs.

•
Achieve Higher Conversion Efficiencies.     Increasing the conversion efficiency of solar cells reduces the material and assembly costs required to build a solar panel with a given generation capacity. Increased conversion efficiency also reduces the amount of rooftop space required for a solar power system, thus lowering the cost of installation per consumer.

•
Improve Product Appearance.     We believe that aesthetics are a barrier to wider adoption of solar power products particularly among residential consumers. Historically, residential and commercial customers have resisted solar power products, in part, because most solar panels are perceived as unattractive.

•
Efficiently Use Polysilicon.     There is currently an industry-wide shortage of polysilicon, an essential raw material in the production of solar cells. Given this demand and supply imbalance, we believe that the efficient use of polysilicon, for example through the reduction of wafer thickness, will be critical for the continued growth of the solar power industry.

Solar Power System Design and Installation

We intend to provide marketing, sales, design, construction, installation, maintenance, support and related solar power system services to residential and commercial customers in the United States in locations in which the economics are favorable to solar power. We will provide our customers with a single point of contact for their system design, engineering work, building permit, rebate approval, utility hookup and subsequent maintenance.

We will concentrate on the design and integration of grid-tied solar power systems. These systems are electrically connected to the utility grid so that excess energy produced during the day flows backwards through the utility’s electric meter, actually running the electric meter backwards. The meter will run backwards when the power produced by the solar system is greater than the power needs of the building. During the evenings or on cloudy days, energy is drawn from the grid normally and the meter runs forwards. Most utilities serving the areas in which we install systems allow for “net metering.” Customers on net metering only pay for the net amount of energy they consume during the year, essentially getting full retail credit for the energy they transmit back onto the utility grid during the day.

We expect our current residential customers to be generally highly educated, high-income professionals who are concerned about the environment and also have the disposable income to install a solar power system.  We expect our commercial customers to be schools, affordable housing and owner occupied businesses.

Solar Park Design and Development

 We currently do not  have expertise in the planning of solar park development and intend to hire the expertise necessary both internally and through outsourcing to provide the engineering and construction management services in connection with the development of solar parks.  We will provide the following services:

•	Design of turnkey solar photovoltaic parks;

•	Detailed planning of installations and procuring permits;

•	Coordinating financing;

•	General contractor services for the development of the site;

•	Follow up and monitoring and reporting of electricity production; and

•	Maintenance.

We expect that our projects will be based on third-party products (including modules, cables, and inverters).  We expect our customers for our solar parks to be private persons, public authorities, such as municipalities and electric utilities, and private companies.  We will require capital of approximately $6.00 per watt or less for solar park development.  Accordingly, for a planned park of 5 MegaWatts, it will require approximately $30,000,000 in funding.  We expect to fund each solar park on a project basis through debt financing or establishing a joint venture with a utility company.

Our Strategy

In connection with our installation business, we will concentrate on serving the solar power needs of residential and small commercial customers tied to the electric power grid.  We believe the solar power industry is at an early stage of its growth and is highly fragmented with many smaller companies. The prospects for long-term worldwide demand for solar power have attracted many a multitude of design/integration companies in our market segment. We expect there to be consolidation in the design/integration segment of the industry based mostly on branding, development of new technology and business process improvements.  Our principal objective in our solar park development business is to be the leader in the design, development and installation of solar parks

Accordingly, our growth strategy primarily includes:

•	Providing engineering as well as turnkey solutions for solar parks, rooftop installations of solar panels on both commercial as well as residential facilities.

•	Developing and commercializing solar module installation technology optimized for the residential and commercial markets.

•	Reducing installation costs and improving the aesthetics of solar systems compared to standard, commercially available solar equipment.

•	Promoting and enhancing a brand name and reputation to be developed.

•	Developing and utilizing a process-driven approach to sell and install our solar power systems in diverse geographic markets.

•	We will attempt to attract a highly skilled staff including engineers, designers and project managers with a background in the development of solar parks.

•
We intend to capitalize on the fact that we are not a manufacturer, but rather a supplier of solutions using the best technology available given the budget of the program. By constantly reappraising the state of the art for solar cells and panels and developing competitive comparison charts of the various manufacturers we will be able to select the best solution for any particular project.

We will promote our building-integrated PV products through a series of focused marketing channels that include trade publications, attendance at key industry trade shows, direct mail campaigns, on-line advertising, and relationship marketing.

Competition

The market for solar power products is competitive and continually evolving. We expect to face increased competition, which may result in our inability to develop revenue. We will compete with companies such as BP Solar, Evergreen Solar, Mitsubishi, Q-Cells, Sanyo and Sharp. Many of our competitors have established a stronger market position than ours and have larger resources and recognition than we have. In addition, the solar power market in general competes with other sources of renewable energy and conventional power generation.
We believe that the key competitive factors in the market for solar cells and solar panels include:
•	power efficiency and performance;
•	price;
•	aesthetic appearance of solar cells and panels;
•	strength of distribution relationships; and
•	timeliness of new product introductions.

We may also face competition from some of our customers who may develop products or technologies internally which are competitive with our products, or who may enter into strategic relationships with or acquire existing solar power product providers.

Environmental Regulations

We are subject to a variety of foreign, federal, state and local governmental laws and regulations related to the purchase, storage, use and disposal of hazardous materials. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations. In addition, under some foreign, federal, state and local statutes and regulations, a governmental agency may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for the release or otherwise was not at fault.

We believe that we will apply for and receive all environmental permits necessary to conduct our business  We are not aware of any pending or threatened environmental investigation, proceeding or action by foreign, federal, state or local agencies, or third parties involving our current facilities. Any failure by us to control the use of or to restrict adequately the discharge of, hazardous substances could subject us to substantial financial liabilities, operational interruptions and adverse publicity, any of which could materially and adversely affect our business, results of operations and financial condition.

EMPLOYEES

We have 2 full-time and 3 part-time employees as of May 20, 2008.   Our  CEO and CFO, are the full time employees and all other officers are working on a part-time basis.   Our employees are involved in product research, business development, supplier relations as well as sales, marketing and general and administrative functions as we prepare for anticipated growth of our business.

LEGAL PROCEEDINGS

We are not presently a party to any pending material litigation nor, to the knowledge of our management, is any litigation threatened against us.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers and directors and their respective ages and positions as of May 20 , 2008 are as follows:

Name	Age	Position
Bradley C. Holt (1)	53	Chief Executive Officer and Director
David W. Fann	53	Director and VP of Corporate Communications
Michael J. Dodak	60	Director and VP of Corporate Development
David J. Surette (2)	48	President, Chief Financial Officer and Secretary

(1)
Our full time employee and CEO, was hired September 2007 and received $120,000 annual salary at that time.  He also received 1,800,000 shares of stock as of September 2007.  Effective March 1, 2008, Mr. Holt’s salary was increased to $220,000.

(2)
Our CFO and Secretary since July 2007 working on a consulting basis at a rate of $100/hour, received 250,000 shares of the Company’s common stock as of October 2007.  The CFO has agreed to also become President of the Company, and as of April 15, 2008 to receive an annual salary of $220,000 and 1,000,000 shares of our stock, which was granted in March 2008.

Executive Biographies

Bradley C. Holt , Chief Executive Officer
Bradley C. Holt joined NP Capital as the Chief Executive Officer in September 2007.   In 1988, Mr. Holt became the President of Lion’s Gate Capital Ltd, providing merger/acquisition, venture capital, development strategy, restructuring and management advice.  From May 1998 through 2007, Mr. Holt served as the Chairman of Domino’s Pizza Canada.  Mr. Holt graduated with a Bachelor of Arts from Bemidji State University in 1976.

Michael Dodak , Director and VP of Corporate Development

Mr. Dodak is a director of the company and served as the Treasurer  through September 2007.  Mr. Dodak was also appointed as a VP of Corporate Development in March 2008. He is also currently, CEO and Chairman of the Board of Directors for FNDS3000 Corp. (f/k/a Fundstech Corp),, a public company focused on financial transaction processing in the prepaid card sector.  Mr. Dodak served as a director on the board of Envortus, Inc. until July 2007.   Mr. Dodak also served as CEO and Chairman of the Board of Global Axcess Corp, a publicly traded company from October 2001 until September 2006 where he was responsible for the day-to-day operations. Global Axcess Corp was an independent operator and owner of automated teller machines through out the U.S. Prior to joining Global Axcess, Mr. Dodak was Chief Executive Officer of Nationwide Money Services, Inc., an independent ATM network operator and services provider that was sold by First Data Corporation to Global Axcess Corp in July 2001. Mr. Dodak joined Nationwide Money Services, Inc. as a controller in early 1996. He assumed the various duties of a controller including the production of financial statements, budgets, and the development of the Money Services, Inc. database. In July 1997 he was promoted to CEO.  From 1980 to 1985, Mr. Dodak was Vice President of Finance for Airtricity Corp, a company that developed wind parks throughout the world. He has a Bachelor of Arts and MBA degrees from the University of California Los Angeles

David Fann ,  Director and VP of Corporate Communications

Mr. Fann is a director of the company and served as the Chief Executive Officer and Secretary through September 2007.  Mr. Fann was also appointed as a VP of Corporate Communications in March 2008.  Since January 2006, Mr. Fann has served as the President, Secretary and one of the founders and a member of the board of directors of FNDS3000 Corp. (f/k/a Fundstech Corp, a public company. Mr. Fann also served as a director on the board of Envortus, Inc. until July 2007.  Mr. Fann also served as President and Director of the Global Axcess Corp, a publicly traded company since January of 2002 until September of 2006. While at Global Axcess Corp Mr. Fann was responsible for equity and debt financings totaling over $17 million and was responsible for investor relations. Prior to joining Global Axcess Corp Mr. Fann was the Chief Executive Officer and Chairman of the Board of TeraGlobal, Inc., a publicly traded company, from September 1998 through September 2000. He was president of TechnoVision Communications, Inc., a subsidiary of TeraGlobal, from November of 1995 to September 2000. He co-founded Totally Automated Systems Communications, a Unix-based communications company, and acted as Vice President of that company.

David J. Surette , President,  Secretary and Chief Financial Officer

Mr. Surette joined the Company as the CFO and Secretary in July 2007.  Prior to joining the Company, Mr. Surette has been the Chief Financial Officer for TekSUN PV Mfg., Inc , a manufacturing startup in the solar panel business and Venti Energy, Inc a startup fund for wind energy,  He has also been a consulting CFO with numerous high tech companies in Austin, Texas working through several financings, mergers and acquisitions.  Mr. Surette also served as the CFO for Global Axcess Corp from March 2003 to May 2006, a publicly traded ATM and financial services company through a significant growth phase of the company.  While at Global Axcess Corp.  Mr.  Surette was responsible for over $8.0 million in debt financings.  He also served as the Chief Financial Officer of National Service Direct,  Inc.  (NSDI),  a  majority  owned  subsidiary  of SR Teleperformance,  a French publicly  traded  corporation  in the  telemarketing industry with a market cap of over $1.0 billion.  He was the CFO for NSDI  from  September  1999  until he  joined  Global Axcess in March  2003.  Mr.  Surette  also  served as an interim  CFO for North American Telephone  Network,  LLC, a related company to NSDI,  during this same period.  NSDI has filed for bankruptcy in mid 2004.  Prior to working with NSDI, he was a Controller for ILD  Telecommunications,  Inc., in the pre-paid  calling card division,  from June 1998 to August 1999. From 1996 to 1998 Mr. Surette was the CFO and Director of  Publishing  for High Mountain  Press,  Inc., a book and magazine  publisher  in the CAD and high tech  markets.  He was CFO and  General Manager,   from  1991  to  1996,  for  a  magazine   publisher   called  CommTek Communications Corp., a company in the satellite dish industry.  Mr. Surette was a Supervising Senior Accountant with KPMG Peat Marwick from 1987 to 1991. He has a Bachelor of Science degree in Accounting from the University of Massachusetts, and an MBA degree from Babson  College.  Mr.  Surette  also has his CPA from the State of Virginia.

Board of Directors

Our Directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present at the meeting to constitute a quorum.  However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board. Each of our directors currently receives no compensation for their service on our Board of Directors.

Director  & Officer Compensation

In June  2006 we issued 3,000 initial founders shares of restricted common stock at $0.01 ,pursuant to subscription agreements, to each of our three founding shareholders who at the time constituted the entire board of directors.  Those founding directors are Michael Dodak, David Fann and Paul Cox.  None of these directors share grants are being registered in this registration statement.

On August 2, 2006 the board authorized payment for $1,800 of consulting services to each of the three founders at the adjusted par value of $0.001 and authorized 1,800,000 shares to be issued in the future for a total of $5,400 in payment of the services.  (Par value of the stock was changed during July 2006 from $0.01 per share to $0.001 per share.). None of these directors’ or officers share grants are being registered in this registration statement.

During September, 2007 there were issuances of 3,050,000 shares of restricted stock, based on vesting schedules, for management of the Company in current and future compensation awards.  None of the 3,050,000 shares have vested through January 31, 2008.  Current vesting is over 24 months on an equal  monthly basis starting February 2008. The 1,000,000 shares going to Dell Jones and Isabelle Christensen are going to be cancelled.

During March 2008, the Company granted 1,000,000 shares of common stock to David Surette

Brad Holt	1,800,000
David Surette	1,250,000

None of these directors’ or officers share grants are being registered in this registration statement.

We have no formal director compensation or reimbursement policy, but rather the Compensation Committee or the board makes director compensation and reimbursement determinations on an ad hoc basis. Directors may be reimbursed for their expenses incurred for attending each board of directors meeting and may be paid a fixed sum for attendance at each meeting of the directors or a stated salary as director. No payment precludes any director from serving us in any other capacity and being compensated for the service. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings. During our fiscal year ended July 31, 2007 and the quarter ending January 31, 2008, none of our directors were paid any fees to attend director meetings.

Our full time employee and CEO, was hired September 2007 and received $120,000 annual salary at that time.  He also received 1,800,000 shares of stock as of September 2007.  Effective March 1, 2008, Mr. Holt’s salary was increased to $220,000.

Mr. Surette, our CFO and Secretary since July 2007, working on a consulting basis at a rate of $100/hour, was issued 250,000 shares of the Company’s common stock as of October 2007.  The CFO has agreed to also become President of the Company, and as of April 15, 2008 to receive an annual salary of $220,000 and 1,000,000 shares of our stock which was granted in March 2008.

EXECUTIVE COMPENSATION

There were no executives who received annual and/or long-term compensation for more than $100,000 per year at the end of the last completed fiscal year.  Further, our chief executive officer for the years ended July 31, 2007 and 2006 did not receive any compensation.

Summary Compensation Table

The following table sets forth certain information concerning compensation paid during fiscal years ended July 31, 2007 and 2006.:

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bradley Holt, CEO (2)	2007	--	—	—	—	—	—	—	--

Michael Dodak (1)	2007 2006	--	--	1,800	—	—	—	16,250	18,050
David Surette (3)	2007	--	--	--	--	--	--	--	--

David Fann	2007	--	--	1,800	--	--	--	32,500	34,300
(4)

(1)	Acting CEO during a period when the Company was interviewing candidates .
(2)
 Brad Holt the CEO, was hired September 2007 and received $120,000 annual salary at that time.  He was also issued 1,800,000 shares of stock as of September 2007.  The CEO’s compensation level was raised as of March 1, 2008 to receive $220,000 annual salary.

(3)
Our CFO and Secretary since July 2007 through January 14, 2008 worked on a consulting basis at a rate of $100/hour for approximately 10 hours per week and was issued 250,000 shares of the Company’s common stock as of October 2007.   Efective January 15, 2008 through April 15, 2008, Mr. Surette received an annual salary of $160,000.  The CFO has agreed to also become President of the Company, and as of April 15, 2008 to receive an annual salary of $220,000 and 1,000,000 shares of our stock which was granted in March 2008.  Mr. Surette is working at the Company full time commencing January 15, 2008.

(4)	Mr. Fann served as the Interim CEO during the year ended July 31, 2007

Option Grants in Last Fiscal Year

No stock options were granted to the Named Executives for the fiscal year ended July 31, 2007.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

No stock options were exercised or held by the Named Executive during the fiscal year ended July 31, 2007.

Equity Compensation Plan Information

There is currently no stock option executive compensation plan in place.

Employment and Consulting Agreements

The Company has entered into a five year employment agreement with Brad Holt as CEO. The terms of the contract include an initial salary of $120,000 until a specific performance measurement was met, at which time the salary is to be increased to $220,000.  As of March 1, 2008 the salary has been increased to the $220,000 annual salary.  The increase in salary was predicated upon the Company receiving one million dollars from the sale of common stock of the Company for the time period beginning December 1, 2007 of which the Company raised $700,000 as of January 31, 2008 and an additional $300,000 through March 31, 2008. Other performance bonuses  are available at the discretion of the board of directors and have not yet been determined.  If Mr. Holt's employment with the Company is terminated by the Company without cause at any time prior to January 1, 2013, he shall receive from the Company severance pay in an amount equal to the following:

•
The greater of his then-current base compensation in effect at the time of such termination through either December 31, 2012 or eighteen (18) months from the date of notice in a lump sum payable no later than the termination date.

•	all unpaid benefits such as accrued vacation,
•	all outstanding expenses,
•	any declared but unpaid annual bonus,
•	any and all unvested options or stock shall become fully vested.

If Mr. Holt’s employment with the Company is terminated by the Company by virtue of the expiration of his agreement on  December 31, 2012, he shall be entitled to continue to receive from the Company severance pay in an amount equal to the greater of his then-current base compensation in effect at the time of such termination through December 31, 2013 in accordance with the Company's general payroll practices; and any declared but unpaid annual bonus.

In the event of a corporate transaction, which is defined as a merger or consolidation where 51% of the outstanding voting shares are is transferred or issued or the sale of substantially all of the assets, the amount of severance pay will be equal to his then current base compensation for twenty four (24) months plus any annual bonus due plus all paid time off (PTO) time in a lump sum payable no later than the closing date of the transaction. Additionally, the Company will continue to pay the premiums for his health benefits and life insurance for twenty four months.

If Mr. Holt is terminated without cause  within a 12 month period following the consummation of a corporate transaction, in addition to the above severance, his right to receive any earned but unpaid annual bonus shall immediately vest, but not less than a pro rata amount of the immediately preceding year's annual bonus if no annual bonus shall have been earned for the then current year,  the Company or its successor in interest shall use reasonable efforts to obtain reasonably comparable medical, life and disability insurance for a period of two (2) years following such termination.

The Company has entered into a five year employment agreement with David Surette as President and CFO. The terms of the contract include an initial salary of $160,000 effective January 15, 2008 until April 15, 2008, at which time the salary is to be increased to $220,000.   The increase in salary was predicated upon the Company receiving one million dollars from the sale of common stock of the Company for the time period beginning December 1, 2007 of which the Company raised $700,000 as of January 31, 2008 and an additional $300,000 through March 31, 2008.  Other performance bonuses are available at the discretion of the board of directors and have not yet been determined. If Mr. Surette s employment with the Company is terminated by the Company without cause at any time prior to January 1, 2013, he shall receive from the Company severance pay in an amount equal to the following:

•
The greater of his then-current base compensation in effect at the time of such termination through either December 31, 2012 or eighteen (18) months from the date of notice in a lump sum payable no later than the termination date.

•	all unpaid benefits such as accrued vacation,
•	all outstanding expenses,
•	any declared but unpaid annual bonus,
•	any and all unvested options or stock shall become fully vested.

If Mr. Surette’s employment with the Company is terminated by the Company by virtue of the expiration of his agreement on  December 31, 2012,, he shall be entitled to continue to receive from the Company severance pay in an amount equal to the greater of his then-current base compensation in effect at the time of such termination through December 31, 2013 in accordance with the Company's general payroll practices and any declared but unpaid annual bonus.

In the event of a corporate transaction, which is defined as a merger or consolidation where 51% of the outstanding voting shares are is transferred or issued or the sale of substantially all of the assets, the amount of severance pay will be equal to his then current base compensation for twenty four (24) months plus any annual bonus due plus all paid time off (PTO)  time in a lump sum payable no later than the closing date of the transaction. Additionally, the Company will continue to pay the premiums for his health benefits and life insurance for twenty four months.

If Mr. Surette is terminated without cause  within a 12 month period following the consummation of a corporate transaction, in addition to the above severance, his right to receive any earned but unpaid annual bonus shall immediately vest, but not less than a pro rata amount of the immediately preceding year's annual bonus if no annual bonus shall have been earned for the then current year,  the Company or its successor in interest shall use reasonable efforts to obtain reasonably comparable medical, life and disability insurance for a period of two (2) years following such termination.

The Company has entered into a five year employment agreement with Michael Dodak as VP of Corporate Development. The terms of the contract include an initial salary of $120,000 until a specific performance measurement was met, at which time the salary is to be increased to $150,000.  As of March 1, 2008 the salary has been increased to the $150,000 annual salary. The increase in salary was predicated upon the Company receiving one million dollars from the sale of common stock of the Company for the time period beginning December 1, 2007 of which the Company raised $700,000 as of January 31, 2008 and an additional $300,000 through March 31, 2008  Other performance bonuses are available at the discretion of the board of directors and have not yet been determined. If Mr. Dodak s employment with the Company is terminated by the Company without cause at any time prior to January 1, 2013, he shall receive from the Company severance pay in an amount equal to the following:

•
The greater of his then-current base compensation in effect at the time of such termination through either December 31, 2012 or eighteen (18) months from the date of notice in a lump sum payable no later than the termination date.

•	all unpaid benefits such as accrued vacation,
•	all outstanding expenses,
•	any declared but unpaid annual bonus,
•	any and all unvested options or stock shall become fully vested.

If Mr. Dodak’s employment with the Company is terminated by the Company by virtue of the expiration of his agreement on  December 31, 2012,, he shall be entitled to continue to receive from the Company severance pay in an amount equal to the greater of his then-current base compensation in effect at the time of such termination through December 31, 2013 in accordance with the Company's general payroll practices and any declared but unpaid annual bonus.

In the event of a corporate transaction, which is defined as a merger or consolidation where 51% of the outstanding voting shares are is transferred or issued or the sale of substantially all of the assets, the amount of severance pay will be equal to his then current base compensation for twenty four (24) months plus any annual bonus due plus all paid time off (PTO)  time in a lump sum payable no later than the closing date of the transaction. Additionally, the Company will continue to pay the premiums for his health benefits and life insurance for twenty four months.

If Mr. Dodak is terminated without cause  within a 12 month period following the consummation of a corporate transaction, in addition to the above severance, his right to receive any earned but unpaid annual bonus shall immediately vest, but not less than a pro rata amount of the immediately preceding year's annual bonus if no annual bonus shall have been earned for the then current year,  the Company or its successor in interest shall use reasonable efforts to obtain reasonably comparable medical, life and disability insurance for a period of two (2) years following such termination.

The Company has entered into a five year employment agreement with David Fann as VP of Corporate Communications. The terms of the contract include an initial salary of $120,000 until a specific performance measurement was met, at which time the salary is to be increased to $150,000.  As of March 1, 2008 the salary has been increased to the $150,000 annual salary. The increase in salary was predicated upon the Company receiving one million dollars from the sale of common stock of the Company for the time period beginning December 1, 2007 of which the Company raised $700,000 as of January 31, 2008 and an additional $300,000 through March 31, 2008  Other performance bonuses are available at the discretion of the board of directors and have not yet been determined.  If Mr. Fann s employment with the Company is terminated by the Company without cause at any time prior to January 1, 2013, he shall receive from the Company severance pay in an amount equal to the following:

•
The greater of his then-current base compensation in effect at the time of such termination through either December 31, 2012 or eighteen (18) months from the date of notice in a lump sum payable no later than the termination date.

•	all unpaid benefits such as accrued vacation,
•	all outstanding expenses,
•	any declared but unpaid annual bonus,
•	any and all unvested options or stock shall become fully vested.

If Mr. Fann’s employment with the Company is terminated by the Company by virtue of the expiration of his agreement on  December 31, 2012,, he shall be entitled to continue to receive from the Company severance pay in an amount equal to the greater of his then-current base compensation in effect at the time of such termination through December 31, 2013 in accordance with the Company's general payroll practices and any declared but unpaid annual bonus.

In the event of a corporate transaction, which is defined as a merger or consolidation where 51% of the outstanding voting shares are is transferred or issued or the sale of substantially all of the assets, the amount of severance pay will be equal to his then current base compensation for twenty four (24) months plus any annual bonus due plus all paid time off (PTO)  time in a lump sum payable no later than the closing date of the transaction. Additionally, the Company will continue to pay the premiums for his health benefits and life insurance for twenty four months.

If Mr. Fann is terminated without cause  within a 12 month period following the consummation of a corporate transaction, in addition to the above severance, his right to receive any earned but unpaid annual bonus shall immediately vest, but not less than a pro rata amount of the immediately preceding year's annual bonus if no annual bonus shall have been earned for the then current year,  the Company or its successor in interest shall use reasonable efforts to obtain reasonably comparable medical, life and disability insurance for a period of two (2) years following such termination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We believe that we have executed all of the transactions set forth below on terms no less favorable to us than terms we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Brad Holt the CEO, was hired September 2007 and received $120,000 annual salary at that time.  He was also issued 1,800,000 shares of stock as of September 2007.  The CEO’s compensation level was raised as of March 1, 2008 to receive $220,000 annual salary.

Our CFO and Secretary since July 2007 through January 14, 2008 worked on a consulting basis at a rate of $100/hour for approximately 10 hours per week and was issued 250,000 shares of the Company’s common stock as of October 2007.  Effective January 15, 2008 through April 15, 2008, Mr. Surette received an annual salary of $160,000.  The CFO has agreed to also become President of the Company, and as of April 15, 2008 to receive an annual salary of $220,000 and 1,000,000 shares of our stock which was granted in March 2008.  Mr. Surette is working at the Company full time commencing January 15, 2008.

In fiscal year 2006, the Company entered into a note receivable with  FNDS3000 Corp. (f/k/a Fundstech Corp),  David Fann, an executive officer and a director of our company, is also an executive officer and director of FNDS3000 Corp. (f/k/a Fundstech Corp). The note was in the amount of $30,000 and was paid back within a 30 day period.  We paid $300 in interest upon the payment of such note.

During fiscal 2007, we paid $22,500 in consulting fees to David Fann. During fiscal 2007 we paid $10,000 to DFW Consulting for services rendered. David Fann owns 100% of DFW Consulting.

During fiscal 2007, we paid $0 consulting fees to Michael Dodak. During this same time period we paid $32,500 to Photographic Exploration, a company 50% owned by Mr. Dodak.

During fiscal 2007, we paid $60,000 consulting fees to Paul Cox.

In July 2006, we entered into a convertible debenture with a waste to energy development company, Envortus Inc. As such time, we intended to develop a business in the waste to energy market and this was our initial foray in to the market.  The officers and board members of NP Capital had ownership, officer positions and board positions in Envortus Inc. Under the terms of the convertible debenture, NP Capital could invest $250,000 in Envortus Inc over a period of time. NP Capital forwarded a total of $134,500 to Envortus Inc before deciding to continue its focus specifically in the solar area of the renewable energy market instead of waste to energy. NP Capital utilized funds raised from the sale of common stock and convertible debentures in order to fund the loan to Envortus Inc.

In March 2007, NP Capital entered into an agreement to sell the convertible debenture for $152,500, with discounts if paid early, to 0784655 B.C. LTD (“B.C.”), a company controlled by Paul Cox, a shareholder and a former officer and board member of NP Capital. Mr. Cox remains a shareholder, officer and board member of Envortus Inc. In July 2007, the sale of the convertible debenture was completed with a payment of $55,000  to NP Capital and the receipt of a promissory note in the amount of $97,500 (the “Note”), from B.C. for the balance.  The principal amount of the Note was immediately discounted to $90,800.  In addition, if the Note was paid within the first 270 days of issuance, additional discounts could be available.  Further, in the event that we do not commence trading on the OTC BB by January 2009, Paul Cox. may return shares of common stock of our Company for cancellation in lieu of payment of the Note.  The price per share shall be the greater of $0.35 or the last price to raise funds from third parties.

To account for the Note the Company determined the fair value of the Note on a discounted basis to be equal to $68,100, which represented the discounted balance to be paid by B.C. assuming early payments made within 90 days from closing as provided in the Note.  Based on the fair value of the note of $68,100, a loss totaling $11,405 was recorded for the year ended July 31, 2007 as reflected in the table below:

Consideration for sale of debenture:
Cash	$55,000
Note receivable	97,500
Total consideration	152,500

Immediate discount	(6,700)
Bank fee	(5)
Expected early payment discount	(22,700)

Total net consideration	123,095

Investment in convertible debenture	134,500

Loss on sale of investment	$(11,405)

As of January 31, 2008, the Company allowed for the remaining balance of the Note and recorded bad debt related to note receivable, related party, in the amount of $68,100 for the three months ended January 31, 2008, due to concerns of collectibility and non-payment of the scheduled payments.  Per the terms of the Note, B.C. was required to pay principal in the amount of $10,000 in January 2008 and additional payments of $17,240 in July 2008, $31,780 in January 2009 and $31,780 in July 2009, together with interest, according to the payment schedule as defined by the Note when the early payments are not received.  As of the date hereof, B.C. has not made the required January 2008 principal and interest payment.  The Company will continue to attempt collection of the outstanding principal and interest of the Note.

The following related parties purchase securities during the private placement from March 2007 to July 2007:

 In March 2007, 4,500 shares of common stock at $0.35 and 4,500 common stock purchase warrants with an exercise price of $0.75, were purchased by Annette Dodak, Stephen Dodak and Debbie Fann which are the daughter in law of Michael Dodak, the son of Michael Dodak and the wife of David Fann, respectively.

 In March 2007, 1,500 shares of common stock at $0.35 and 1,500 common stock purchase warrants with an exercise price of $0.75, were purchased by David Surette, an officer of the Company.

 In May 2007, 57,143 shares of common stock at $0.35 and 57,143 common stock purchase warrants with an exercise price of $0.75, were issued to Gary Dodak.  Gary Dodak is the brother of Michael Dodak, a director of our company.

In August 2007 we issued 5,714 shares for services to David Surette our CFO at $0.35 per share or a value of $2,000.

During the three months ending October 31, 2007 we paid $2,000 of consulting fees to David Surette,

During the three months ending October 31, 2007 the following stock valued at $1,067,500 was issued for management compensation:

Brad Holt, CEO	1,800,000
Isabella Christensen	500,000 (1)
Dell Jones	500,000 (1)
David Surette	250,000

(1) The 1,000,000 shares going to Dell Jones and Isabelle Christensen are going to be cancelled.

During the three months ending January 31, 2008 we paid $13,000 of consulting fees to David Surette.

In March 2008 the Company granted David Surette 1,000,000 shares of the Companies common stock.

In March 2008 the Company entered into employment agreements with Brad Holt, Michael Dodak, David Fann and David Surette as noted above in the “Employment and Consulting Agreements” section.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of May 20, 2008 , with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Title of Class	Name of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage Ownership(2)

Common Stock	Bradley Holt	1,680,000	16.0%

Common Stock	David Fann	1,801,000	17.2%

Common Stock	Paul Cox 207 -1425 Marine Dr West Vancouver B.C. V7T 1B9	1,801,000	17.2%

Common Stock	Michael Dodak	1,602,000	15.3%

Common Stock	David Surette	1,250,000	11.9%
Common Stock	All Executive Officers and Directors as a Group (5 persons)	8,134,000	80.6%
* Less than 1%
(1)	Except as otherwise indicated, the address of each beneficial owner is c/o NP Capital Corp., 818 A1A, Suite 201, Ponte Vedra Beach, Florida 32082.

(2)
Applicable percentage ownership is based on  10,493,256 shares of common stock outstanding as of May 20, 2008, together with securities exercisable or convertible into shares of common stock within 60 days of May 20 , 2008 for all stockholders.  None of the above stockholders have warrants as part of their beneficial ownership. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of May 20 , 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

DESCRIPTION OF SECURITIES TO BE REGISTERED

COMMON STOCK

We are authorized to issue 15,000,000 shares of Common Stock, par value $.001 per share. As of the date of this Registration Statement, we had 10,493,256 shares of Common Stock outstanding.

The holders of the shares of Common Stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors and are entitled to share ratably in all of the assets of our company available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of shares of Common Stock do not have preemptive, subscription or conversion rights.

Holders of shares of Common Stock are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. The holders of shares of Common Stock do not have cumulative voting rights, which mean that the holders of more than 50% of the Company’s outstanding voting securities can elect all of the directors of the Company.

The payment by our company of dividends, if any, in the future rests within the discretion of our Board of Directors and will depend, among other things, upon the Company’s earnings, capital requirements and financial condition, as well as other relevant factors. The Company has not paid any dividends since our inception and does not intend to pay any cash dividends in the foreseeable future, but intends to retain all earnings, if any, for use in our business.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws provide for the indemnification of our directors and officers against all claims and liability by reason of serving as a director or officer.  It shall be within the discretion of our Board of Directors whether to advance any funds in advance of disposition incurred by any director or officer in connection with that proceeding.  We are not, however, required to reimburse any legal expenses in connection with any proceeding if a determination is made that the director or officer did not act in good faith or in a manner reasonably believed to be in our best interests. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act" or "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

No market currently exists for our shares.  The price reflected in this prospectus of $0.70 per share is the initial offering price of the shares of common stock upon the effectiveness of this prospectus.  The selling stockholders may, from time to time, sell any or all of their shares of common stock covered by this prospectus in private transactions at a price of $0.70 per share or on any stock exchange, market or trading facility on which the shares may then be traded. If our shares are quoted on the Over-the-Counter Bulletin Board ("OTCBB"), the selling stockholders may sell any or all of their shares at prevailing market prices or privately negotiated prices. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. We will pay the expense incurred to register the shares being offered by the selling stockholders for resale, but the selling stockholders will pay any underwriting discounts and brokerage commissions associated with these sales. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	privately negotiated transactions; and
•	a combination of any such methods of sale.

In addition, any shares that qualify for sale under Rule 144 may be sold under Rule 144 rather than through this prospectus.

The $0.70 per share offering price of the shares of common stock being sold under this prospectus has been arbitrarily set. The price does not bear any relationship to our assets, book value, earnings or net worth and it is not an indication of actual value. Additionally, the offering price of our shares is higher than the price paid by our founders, and exceeds the per share value of our net tangible assets. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution. You may also suffer additional dilution in the future from the sale of additional shares of common stock or other securities, if the need for additional financing forces us to make such sales. Investors should be aware of the risk of judging the real or potential future market value, if any, of our common stock by comparison to the offering price.

In offering the shares covered by this prospectus, the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any broker-dealers who execute sales for the selling stockholders will be deemed to be underwriters within the meaning of the Securities Act.  Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

Each selling stockholder and any other person participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, selling stockholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered hereby.

Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this prospectus.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

Name of Selling Stockholder	Common	Total Shares	% of Total	Number of Shares Owned
and Position, Office or	Shares owned by	Registered Pursuant	Issued and	by Selling Stockholder After
Material Relationship with	the selling	to this	O utstanding Shares	Offering and Percent of Total
NP Capital Corp.	Stockholder (1)	Offering	before Offering	Issued and Outstanding (2)
				# of Shares	% of Class
Alan Greenberg (3)	40,000	40,000	*	Nil	Nil
Alphonse Fasel (3)	6,000	6,000	*	Nil	Nil
Anne-Banu Brand (3)	6,000	6,000	*	Nil	Nil
Antionette Dodak (5)	1,500	1,500	*	Nil	Nil
Bhagwan Khalsa (3)	20,000	20,000	*	Nil	Nil
Bill Cook (3)	18,000	9,000	*	Nil	Nil
Castor Group, Ltd. (3)	6,000	6,000	*	Nil	Nil
Connie Robertson (3)	57,142	57,142	*	Nil	Nil
Darla Airington (3)	342,856	342,856	*	Nil	Nil
David J. Surette** (4)	8,714	8,714	*	Nil	Nil
Debbie Fann (3)	3,000	3,000	*	Nil	Nil
Dennis Shiel (3)	60,000	60,000	*	Nil	Nil
Felix Brurer (3)	60,000	60,000	*	Nil	Nil
Fountainhead Mercantile (3)	3,000	3,000	*	Nil	Nil
Gary S. Dodak (3)	114,286	114,286	*	Nil	Nil
Gerard Breniere (3)	60,000	60,000	*	Nil	Nil
Gudrun EIZ (3)	6,000	6,000	*	Nil	Nil
Harold Gear (3)	142,858	142,858	*	Nil	Nil
Heidi Keller (3)	6,000	6,000	*	Nil	Nil
James Ladner (3)	200,000	200,000	*	Nil	Nil
Jeff King (3)	12,000	12,000	*	Nil	Nil
Jeff Wagner (3), (6)	30,172	30,172	*	Nil	Nil
Jose U. Zamora II (3)	40,000	40,000	*	Nil	Nil
Kevin Meyer (3)	6,000	6,000	*	Nil	Nil
Kingdom Advancement (3)	12,000	12,000	*	Nil	Nil
Konrad Meyer (3)	6,000	6,000	*	Nil	Nil
Larry & Stephanie Yackley (3)	20,000	20,000	*	Nil	Nil
Lily Potenza (3)	90,000	90,000	*	Nil	Nil
Madeleine Meyer (3)	6,000	6,000	*	Nil	Nil
Margaret & Barry Babish (3)	94,600	94,600	*	Nil	Nil
Marisa Lattmann (3)	3,000	3,000	*	Nil	Nil
Mike Conlon (3)	12,000	12,000	*	Nil	Nil
Mike Kopenhafer (3)	12,000	12,000	*	Nil	Nil
Mulberry Development SA (3)	6,000	6,000	*	Nil	Nil
Pamela Kearney (3)	30,000	30,000	*	Nil	Nil
Pedro Matar (3)	28,570	28,570	*	Nil	Nil
Pierre Besuchet (3)	600,000	600,000	2.8%	Nil	Nil
Remi Holdings (3)	285,714	285,714	1.3%	Nil	Nil
Richard H. Fix (3)	60,000	60,000	*	Nil	Nil
Robert Kearney (3)	30,000	30,000	*	Nil	Nil
Sachin Trahan (3)	183,000	183,000	*	Nil	Nil
Sidney M Cole (3)	514,286	514,286	2.4%	Nil	Nil
Steven Dodak (5)	1,500	1,500	*	Nil	Nil
Suman Makker (3)	20,000	20,000	*	Nil	Nil
Ursuala Stabinger (3)	6,000	6,000	*	Nil	Nil
* Less than one percent.
** Officer and/or director.

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days. The Total Shares Registered Pursuant to this Offering reflects shares outstanding and shares underlying warrants.  The actual number of shares of common stock issuable upon the exercise of common stock purchase warrants is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table. Based on 10,493,256 shares of common stock outstanding.

(2) Assumes that all securities registered will be sold.

(3) Each of the listed stockholders presently holds an equal number of shares of common stock and an equal number common stock purchase warrant to purchase shares of common stock with an exercise price of $0.70.

(4) David Surette has been paid for services with 5,714 shares of common stock at a value of $0.35 with out any warrants, for an aggregate sum of $2,000.  He also purchased 1,500 units at $0.35, which included 1,500 shares of common stock and 1,500 common stock purchase warrants with an exercise price of $0.70 per share.

(5) Each of the listed stockholders has been paid for services with 1,500 shares of common stock at a value of $0.35 without any warrants for an aggregate sum of $525.

(6) Jeff Wagner has been paid for services with 1,600 shares of common stock at a value of $0.35 with out any warrants for an aggregate sum of $560.

Description of Private Placements

In July 2007, we completed a private placement for 981,715 units, which included one  share of common stock of the Company at a price of $0.35 per share for an aggregate sum of $343,600, and one common stock purchase warrant with an exercise price of $0.70 per share.

In October 2007, we completed a private placement for up to 648,227 units, which included one  share of common stock of the Company at a price of $0.35 per share for an aggregate sum of $226,889, and one common stock purchase warrant with an exercise price of $0.70 per share.

During March 2007, we issued 3,000 shares of common stock at a value of $1,050 or $0.35 per share to Antoinette Dodak and Steve Dodak, for contracted services.

During August 2007 we issued 5,714 shares of common stock at a value of $2,000 or $0.35 per share to David Surette for consulting services.

During August 2007 we issued 1,600 shares of common stock at a value of $560 or $0.35 per share to Jeff Wagner for consulting services.

LEGAL MATTERS

Law Offices of Stephen M. Fleming PLLC, New York, New York issued an opinion with respect to the validity of the shares of common stock being offered hereby.

EXPERTS

Our financial statements for July 31, 2007, have been included herein in reliance upon the report of LL Bradford  & Company LLC independent registered public accountant, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have not previously been required to comply with the reporting requirements of the Securities Exchange Act.  We have filed with the SEC a registration statement on Form SB-2 to register the securities offered by this prospectus.  For future information about us and the securities offered under this prospectus, you may refer to the registration statement and to the exhibits filed as a part of the registration statement.   Our website can be found at www.npcapitalcorp.com

In addition, after the effective date of this prospectus, we will be required to file annual, quarterly, and current reports, or other information with the SEC as provided by the Securities Exchange Act. You may read and copy any reports, statements or other information we file at the SEC's public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C.  20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public through the SEC Internet site at http\\www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Accounting Firm	F-1
Balance Sheet as of July 31, 2007	F-2
Statements of Operations for the year ending July 31, 2007, since inception to July 31, 2006 and since inception through July 31, 2007	F-3
Statements of Equity since inception through July 31, 2007	F-4
Statements of Cash Flows for the year ending July 31, 2007	F-5
Footnotes to Financial Statements	F-6
Balance Sheet as of January 31, 2008 (Unaudited)	F-14
 Statements of Operations for the three and six months ending January 31, 2008 (Unaudited), three months and six months ended January 31, 2007 (Unaudited) and since inception through January 31, 2008 (Unaudited)
F-15
Statements of Equity for the three months ending January 31, 2008 (Unaudited)	F-16
Statements of Cash Flows for the six months ending January 31, 2008 (Unaudited), six months ended January 31, 2007 (Unaudited) and since inception through January 31, 2008 (Unaudited)	F-17
Footnotes to Financial Statements (Unaudited)	F-18

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
NP Capital Corp

We have audited the accompanying balance sheet of NP Capital Corp as of July 31, 2007 (as restated) and the related statements of operations, stockholders’ deficit, and cash flows for the year ended July 31, 2007, for the period from June 20, 2006 (inception) through July 31, 2006 (as restated) and for the period from June 20, 2006 (inception) through July 31, 2007 (as restated). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NP Capital Corp as of July 31, 2007 (as restated), and the results of its activities and cash flows for the year ended July 31, 2007, for the period from June 20, 2006 (inception) through July 31, 2006 (as restated) and for the period from June 20, 2006 (inception) through July 31, 2007 (as restated) in conformity with accounting principles generally accepted in the United States.

As described in Note 10 to the financial statements, the Company failed to account for the issuance of 3,000 shares of common stock issued to founders of the Company at inception. The Company has restated its 2007 and 2006 financial statements to correct this error.

/s/L.L. Bradford & Company, LLC
L.L. Bradford & Company, LLC
October 31, 2007 (except for Note 10 as to which date is January 31, 2008)
Las Vegas, Nevada

NP CAPITAL CORP.
(A development stage Company)

 BALANCE SHEETS
As of July 31, 2007
(Restated)

ASSETS

Current Assets
Cash	$166,221
Prepaid expenses	5,000
Notes receivable, related party-current	68,100

Total current assets	239,321

Total assets	$239,321

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses	$19,611

Total current liabilities	19,611

Stockholders' equity
Common stock payable	111,475
Common stock, $0.001 par; 15,000,000 authorized
6,787,715 issued & outstanding	6,788
Paid-in capital	355,247
Accumulated deficit during development stage	(253,800)

Total stockholders' equity	219,710

Total liabilities and stockholders' equity	$239,321

The accompanying notes are an integral part of these financial statements.

NP Capital Corp
(A development stage Company)
STATEMENTS OF OPERATIONS

	Year ended	Since inception to	Since inception to
	July 31, 2007	July 31, 2006	July 31, 2007
		(Restated)	(Restated)
Revenues, net	$-	$-	$-
Cost of sales	-	-	-
Gross profit (loss)	-	-	-

Operating expenses
Selling, general and administrative	95,103	11,395	106,498
Research and development	136,926	-	136,926
Total operating expenses	232,029	11,395	243,424

Loss from operations	232,029	11,395	243,424

Other Income (expense)
Interest and other income	1,029	-	1,029
Loss on sale of investment , related party	(11,405)	-	(11,405)
Total other income (expense)	(10,376)	-	(10,376)

Net loss	$(242,405)	$(11,395)	$(253,800)

Net loss per share – basic and diluted	$(0.04)	$(3.80)	$(0.05)

Weighted average shares outstanding – basic and diluted	6,168,506	3,000	5,545,578

The accompanying notes are an integral part of these financial statements.

NP Capital Corp
(A development stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY
(Restated)

			Additional	Common	Accumulated	Total
	Common Stock		Paid-in	Stock	Deficit	Stockholders'
	Shares	Amount	Capital	Payable	during devel- opment stage	Equity

Inception June 20, 2006	3,000	$3	$27	$-	$-	$30

Stock authorized for Founder's services July, 2006 at $0.01	-	-	-	5,400	-	5,400

Net loss	-	-	-	-	(11,395)	(11,395)

Balances, July 31, 2006	3,000	3	27	5,400	(11,395)	(5,965)

August 2006 stock for services issued at $0.03	400,000	400	11,600	-	-	12,000

Founders stock issued April 2007, at $.001 per share	5,400,000	5,400	-	(5,400)	-	-

April 2007 stock issued through private placement at $0.35	981,715	982	342,573	-	-	343,555

May 2007 stock for services issued at $0.35	3,000	3	1,047	-	-	1,050

Stock payable through private placement July 2007 at $0.35	-	-	-	111,475	-	111,475

Net loss	-	-	-	-	(242,405)	(242,405)

Balances, July 31, 2007	6,787,715	$6,788	$355,247	$111,475	$(253,800)	$219,710

The accompanying notes are an integral part of these financial statements.

NP Capital Corp
(A development stage Company)

STATEMENTS OF CASH FLOWS

	For the Year Ended	Since Inception through	Since Inception through
	July 31, 2007	July 31, 2006	July 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		(Restated)	(Restated)
Net loss	$(242,405)	$(11,395)	$(253,800)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock and stock payable for services	13,050	5,430	18,480
Net loss on sale of investment and related discounts, related party	11,400	-	11,400
Change in operating assets and liabilities, net of effects of acquisitions
Prepaid expenses	(5,000)	-	(5,000)
Other accrued liabilities	13,646	5,965	19,611
Net cash used by operating activities	(209,309)	-	(209,309)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in convertible debenture - related party	(84,500)	(50,000)	(134,500)
Investment in note receivable - related party	55,000	-	55,000
Net cash provided by investing activities	(29,500)	(50,000)	(79,500)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from private placement	455,030	-	455,030
Proceeds from note payable - related party	-	60,000	60,000
Principle payments on notes payable - related party	(60,000)	-	(60,000)
Net cash provided by financing activities	395,030	60,000	455,030

Net increase (decrease) in cash and cash equivalents	156,221	10,000	166,221

Cash and cash equivalents at beginning of year	10,000	-	-

CASH AND CASH EQUIVALENTS AT END OF YEAR	$166,221	$10,000	$166,221

SUPPLEMENTAL DISCLOSURES

Cash operating activities:
Interest paid	$1,142	$-	$1,142
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
July 31, 2007

1.	Nature of Operations

NP Capital Corp. a development stage Company  and a Delaware corporation (the "Company”), is a renewable energy company focused on the development and commercialization of solar energy products and technologies for a wide range of applications including power production for solar parks, commercial buildings and residential homes.  The Company’s inception was June 20, 2006 and to date we have generated no revenues from operations.

We intend to enter into supply agreement(s) with leading manufacturers of solar electric power products and technologies which directly convert sunlight into electricity. We are seeking solar cells that have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity, available for the mass market.

We will then offer the solar power products including solar cells, solar panels and inverters which convert sunlight to electricity compatible with the utility network. Our initial solar sales efforts will be focused on residential and commercial applications where the high performance or our selected solar power products will provide compelling customer benefits. We will sell our products in many countries, principally in regions where government incentives have accelerated solar power adoption.

In addition, we have targeted several sectors of the solar products, technology and operations markets as potential areas of interest for acquisitions, marketing agreements and other business partnership opportunities with the potential to support our expansion of our business.

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, and notes receivable and payable. These financial instruments are stated at their respective carrying values, which approximate their fair values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions we are required to make. Estimates that are critical to the accompanying d financial statements arise from our belief that we will secure an adequate amount of cash to continue as a going concern, that our allowance for doubtful accounts is adequate to cover potential losses in our receivable portfolio, that all long-lived assets are recoverable. In addition, the determination and valuation of derivative financial instruments is a significant estimate. The markets for our products are characterized by intense competition, rapid technological development, evolving standards, short product life cycles and price competition, all of which could impact the future realization of our assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that our estimates could change in the near term with respect to these matters.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). The Company generates revenue from the sale of photovoltaic panels, photovoltaic roofing systems, balance of system products, and management system products to our dealers or other parties. The Company anticipates it will  not perform any installations. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. Amounts billed or received from customers in advance of performance are recorded as deferred revenue.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
July 31, 2007
Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. There were no accounts receivable presented net of the allowance for doubtful accounts. Due to the lack of accounts receivable balance at July 31, 2007 and 2006, respectively, there was no allowance for doubtful accounts at either of the respective quarter end dates.

Warranty Reserves

Due to the fact that the company made no shipments made during the years ended July 31, 2007and 2006, the Company did not recognize warranty expense, and accordingly, as of July 31, 2007 there was no warranty reserve. It is customary in the Company's business and industry to warrant or guarantee the performance of  photovoltaic roofing products at certain levels of conversion efficiency for extended periods, up to  25 years. It is also customary to warrant or guarantee the functionality of  inverters and balance of systems for 10 years. The Company  therefore plans to maintain warranty reserves based on 0.5 % of revenue upon shipment of product to customers as a component of cost of sales to cover the potential liability that could arise from these guarantees. The Company's potential liability is generally in the form of product replacement. As necessary, the Company's warranty reserve will also include specific accruals for known product issues and an accrual for an estimate of incurred but not reported product issues based on industry loss information.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts that are readily convertible into cash. These are purchased with original maturities of three months or less.

Inventory

Inventories will consist of photovoltaic cell, solar panels and other component material for specific customer orders and spare parts, and are valued at lower of cost (first-in, first-out) or market. Management provides a reserve to reduce inventory to its net realizable value. Certain factors could impact the realizable value of  inventory, so management continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration expected demand, new product development, the effect new products might have on the sale of existing products, product obsolescence, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required. If actual market conditions are more favorable, reserves or write-downs may be reversed.  There are currently no inventories as of July 31, 2007.

Fixed Assets

Equipment and improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of equipment and improvements are provided over the estimated useful lives of the assets, or the related lease terms if shorter, by the straight-line method. Useful lives range as follows:

Computers and networks	3 years
Machinery and equipment	5-7 years
Furniture and fixtures	5-7 years
Leasehold improvements	Lesser of lease term or useful life of asset

Expenditures for maintenance and repairs are charged to operations.  There are currently no fixed assets as of July 31, 2007.

Long-Lived Assets and Impairment

Statement of Financial Accounting Standards (SFAS) 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that long-lived assets, including certain identifiable intangibles, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets in question may not be recoverable. As of July 31, 2007, we had no Long Lived Assets.  The Note Receivable Related Party for $68,100 is considered current assuming all discounts will be taken and paid in the current 12 months time frame to effect the discounts.

Stock-Based Compensation

We have adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective application transition method.   Under the fair value recognition provisions of SFAS No. 123(R), we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest over the requisite service period of the award.   The Company issues stock as compensation for services at the current market fair value.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
July 31, 2007

           We account for equity instruments issued for services based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable. Stock based compensation was determined using the fair value of the services performed due to the lack of historical fair value of the equity instruments.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Foreign Currency

Gains and losses from foreign exchange transactions are included in the  statements of operations and are not significant.

Basic and Diluted Net Loss per Share

Basic net loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding for the period. Fully diluted loss per share reflects the potential dilution of securities by including other potential issuances of common stock, including shares to be issued upon exercise of stock options and warrants, in the weighted average number of shares of common stock outstanding for a period and is not presented where the effect is anti-dilutive.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company maintains cash balances at a financial institution in Ponte Vedra, Florida . Accounts at these institutions are secured by the Federal Deposit Insurance Corporation up to $100,000. At times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

3.	Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140 , to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133,  Accounting for Derivative Instruments and Hedging Activities , to permit fair value measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140,  Accounting for the Impairment or Disposal of Long-Lived Assets , to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109  (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions and requires that a Company recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material effect on the Company's future reported financial position or results of operations.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
July 31, 2007

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 provides guidance on the definition of fair value, methods to measure fair value, and expanded disclosures of fair value. SFAS No. 157 is effective as of the first interim or annual reporting period that begins after November 15, 2007. Accordingly, the Company will adopt SFAS No. 157 in its three months ending May 31, 2008. The Company is currently evaluating the provisions of SFAS No. 157 and has not yet determined the impact, if any, that SFAS No. 157 will have on its financial statement presentation or disclosures.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” which allows companies the option to measure certain financial instruments and other items at fair value. The provisions of SFAS No. 159 are effective as of the beginning of fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, this statement will have on our financial statements.

4.	Note Receivable – related party

The Company has a Note receivable- related party from a company controlled by an affiliate of the Company as discussed in Note 8.  The remaining note is for $68,100 and payable over a 24 month period plus interest of 6% per annum and has been estimated at its fair value. Discounts to the principal on the note if paid early have been accounted for and result as a loss on sale in the amount of $11,400 (See Note 8).

5.	Other Accrued Liabilities

Other accrued liabilities consist of the following as of July 31, 2007:

Legal & other expenses	$1,543
Travel Expenses	11,894
Salaries & Wages	6,174
$19,611

6.	Stockholders' Equity

Common Stock

The Company's authorized capital stock consists of 15,000,000 common shares, $0.001 par value per share. 6,784,715 shares of common stock are issued and outstanding as of July 31, 2007.  During the period from inception through July 31, 2006 the Company’s equity structure was shared equally between the original founders by 33.3% each between Mike Dodak, David Fann and Paul Cox and had issued 1,000 shares each for a total of 3,000 shares for total consideration of $30.  The officers of the Company were Paul Cox, President, David Fann, Secretary and Michael Dodak, Treasurer.

On August 2, 2006 the Company authorized to the founders 1,800,000 shares for consulting services valued at $1,800, and subsequently issued these 1,800,000 shares of common stock at par value of $0.001 to each of the three founders for a total of 5,400,000 shares of common stock valued at $5,400.  At the end of August 2006 the Company authorized 400,000 shares for consulting services at a price of $0.03 per share or $12,000, for the fair value of the services.  During the fiscal period ended July 31, 2007 there was a private placement outstanding valuing one unit at $0.35; made up of one share of common stock and one common stock purchase warrant with an exercise price of $0.70.  Also during the year ending July 31, 2007 there were another 3, 000 shares of common stock issued for services to the Company worth $1,050, valued at the current subscription price of $0.35 per share.  In a series of cash transactions during the year ending July 31, 2007 981,715 shares of common stock were issued in a private placement for $343,555.  The Company also received during July 2007 in a private placement $111,475.  Since the Company issued the shares of stock during a subsequent period, it realized $111,475 worth of common stock payable as of July 31, 2007 at a price of $0.35 per share.  These shares were issued during August 2007 and were not subject to a rescindment clause, therefore the Company classified this as stock to be issued and not as a liability of the company since the funds were not subject to refund or repayment.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
July 31, 2007

Warrants

As of July 31, 2007, warrants to purchase 981,715 shares of our common stock were granted in the Private Placement discussed above, as follows:

Number of Shares of Common Stock	Exercise Price At July 31, 2007	Expiration Date

981,715	$.70	July, 2009

7.	Commitments and Contingencies

Operating Leases

The Company conducts all of its operations from a leased facility. The leases is for a 6 month term and, contains annual escalation clauses and provides for renewal after the expiration of the initial term  Management expects that in the normal course of business this lease will be renewed or replaced by other lease(s). The lease expires on December 31, 2007.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of July 31, 2007:

Twelve months ended July 31,
2007	$4,500
2008	-
2009	-
2010	-
$4,500

Rent expense was $580 and $0 for the twelve months ended July 31, 2007 and for the period ended July 31, 2006, respectively.

Agreements for investor relations services

The Company has not committed to an agreement for investor relations' and public relations services.

Management services

The Company has no employment  or consulting agreements.

Supply of Materials

There is currently an industry-wide shortage of semi-conductor grade silicon, an essential raw material in the production of certain of the Company's primary products. Continued shortages of silicon and other products used in the manufacture of the Company's products may result in significant price increases or the Company's inability to obtain needed raw materials on a timely basis, which could result in delays in manufacturing and adversely affect gross margins and results of operations.

Dependence on Limited Number of Suppliers

The Company intends to buy the majority of certain materials and components or systems used to install  its products from a very limited number of suppliers. The loss of one of these suppliers or a significant reduction in product availability from a principal supplier could have a material adverse effect on the Company's results of operations.

8.	Related Party Transactions

In fiscal year 2006, the Company entered into a note receivable to a related party of the executive management named FNDS3000 Corp. (f/k/a Fundstech Corp)    The note was in the amount of $30,000 and was paid back within a 30 day period.

During the period ended July 31, 2006 The Company received $60,000 in the form of a note payable from a related party on the executive management of the Company.  During fiscal year end 2007 the note was paid in full with $1,000 interest expense to the company.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
July 31, 2007

In July 2006, we entered into a convertible debenture with a waste to energy development company, Envortus Inc. As such time, we intended to develop a business in the waste to energy market and this was our initial foray in to the market.  The officers and board members of NP Capital had ownership, officer positions and board positions in Envortus Inc. Under the terms of the convertible debenture, NP Capital could invest $250,000 in Envortus Inc over a period of time. NP Capital forwarded a total of $134,500 to Envortus Inc before deciding to continue its focus specifically in the solar area of the renewable energy market instead of waste to energy. NP Capital utilized funds raised from the sale of common stock and convertible debentures in order to fund the loan to Envortus Inc.

In March 2007, NP Capital entered into an agreement to sell the convertible debenture for $152,500, with discounts if paid early, to 0784655 B.C. LTD (“B.C.”), a company controlled by Paul Cox, a shareholder and a former officer and board member of NP Capital. Mr. Cox remains a shareholder, officer and board member of Envortus Inc. In July 2007, the sale of the convertible debenture was completed with a payment of $55,000  to NP Capital and the receipt of a promissory note in the amount of $97,500 (the “Note”), from B.C. for the balance.  The principal amount of the Note was immediately discounted to $90,800.  In addition, if the Note was paid within the first 270 days of issuance, additional discounts could be available.  Further, in the event that we do not commence trading on the OTC BB by January 2009, Paul Cox. may return shares of common stock of our Company for cancellation in lieu of payment of the Note.  The price per share shall be the greater of $0.35 or the last price to raise funds from third parties.

To account for the Note the Company determined the fair value of the Note on a discounted basis to be equal to $68,100, which represented the discounted balance to be paid by B.C. assuming early payments made within 90 days from closing as provided in the Note.  Based on the fair value of the note of $68,100, a loss totaling $11,405 was recorded for the year ended July 31, 2007 as reflected in the table below:

Consideration for sale of debenture:
Cash	$55,000
Note receivable	97,500
Total consideration	152,500

Immediate discount	(6,700)
Bank fee	(5)
Expected early payment discount	(22,700)

Total net consideration	123,095

Investment in convertible debenture	134,500

Loss on sale of investment	$(11,405)

The Company had originally invested $134,500 in a convertible debenture with Envortus.  The Company then took back a Note for $97,500 and cash paid back of $55,000.  The Company reviewed the fair value of the $97,500 Note, which had an immediate discount of $6,700 and an early expected payment discount of $22,700.  The Company decided to take a valuation allowance on the $22,700 and the $6,700 leaving a balance on the Note of $68,100.  Comparing the consideration received of $55,000 and the remaining value of the Note at $68,100 or $123,095, net of a $5 fee, this resulted in a loss on sale of the original investment in convertible debenture of $11,405.  Per the terms of the Note, B.C. is required to pay principal in the amount of $10,000 in January 2008 and additional payments of $17,240 in July 2008, $31,780 in January 2009 and $31,780 in July 2009, together with interest, according to the payment schedule as defined by the Note when the early payments are not received.

The Company will continue to review the valuation of the Note and attempt collection of the outstanding principal and interest of the Note.   There is no continuing obligation on the Company under the terms of the Convertible Note.

The following related parties purchase securities during the private placement from March 2007 to July 2007:

 In March 2007, 4,500 shares of common stock at $0.35 and 4,500 common stock purchase warrants with an exercise price of $0.75, were purchased by Annette Dodak, Stephen Dodak and Debbie Fann which are the daughter in law of Michael Dodak, the son of Michael Dodak and the wife of David Fann, respectively.

 In March 2007, 1,500 shares of common stock at $0.35 and 1,500 common stock purchase warrants with an exercise price of $0.75, were purchased by David Surette, an officer of the Company.

 In May 2007, 57,143 shares of common stock at $0.35 and 57,143 common stock purchase warrants with an exercise price of $0.75, were issued to Gary Dodak.  Gary Dodak is the brother of Michael Dodak, a director of our company.

During fiscal 2007, we paid $22,500 in consulting fees to David Fann. During fiscal 2007 we paid $10,000 to DFW Consulting for services rendered. David Fann owns 100% of DFW Consulting.

During fiscal 2007, we paid $0 consulting fees to Michael Dodak. During this same time period we paid $32,500 to Photographic Exploration, a company 50% owned by Mr. Dodak.

During fiscal 2007, we paid $60,000 consulting fees to Paul Cox.

9.	Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.  There are no deferred tax assets or liabilities currently and therefore no basis for determining any benefit or loss.

10.	Restatement

The Company is restating the equity section of the balance sheet as of July 31, 2006 and statement of operations for the inception period ending July 31, 2006, accounting for 3,000 shares issued to founders during June 2006 (inception) at par of $0.01 per share for $30 of value, and 5,400,000 shares authorized on August 2, 2006 for founders at an adjusted par of $0.001 per share valued at $5,400.  See below the summary of the restatement:

BALANCE SHEET
	As of July 31, 2007
	Original	Adjustment	As Restated
Total Assets	$239,231	$-	$239,231
Total Liabilities	$19,611	$-	$19,611
Common stock payable	111,475	-	111,475
Common Stock	6,785	3	6,788
Paid-in-Capital	349,820	5,427	355,247
Accumulated deficit	(248,370)	(5,430)	(253,800)
Total Stockholders’ Equity	219,710	-	219,710
Total Liabilities and Stockholders’ Equity	$239,231	$-	$239,231

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
July 31, 2007

STATEMENT OF OPERATIONS	Since inception to July 31, 2006			Since inception to July 31, 2007

	Original	Adjustment	As Restated	Original	Adjustment	As Restated

Revenue	$-	$-	$-	$-	$-	$-

Expenses	5,965	5,430	11,395	237,994	5,430	243,424

Other expenses	-	-	-	10,376	-	10,376

Net Loss	$(5,965)	$(5,430)	$(11,395)	$(248,370)	$(5,430)	$(253,800)

Weighted Shares	0	3,000	3,000	5,545,578	-	5,545,578

Weighted earnings per share	$0	$(3.80)	$(3.80)	$(0.04)	$(0.01)	$(0.05)

STATEMENT OF CASHFLOWS	Since inception to July 31, 2006			Since inception to July 31, 2007
	Original	Adjustment	As Restated	Original	Adjustment	As Restated
Cash flows from operating activities:

Net loss	$(5,965)	$(5,430)	$(11,395)	$(248,370)	$(5,430)	$(253,800)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock and stock payable for services	-	5,430	5,430	13,070	5,430	18,480
Net loss on sale of investment and related discounts	-	-	-	11,400	-	11,400
Change in operating assets and liabilities, net of effects of acquisitions
Prepaid expenses	-	-	-	(5,000)	-	(5,000)
Other accrued liabilities	5,965	-	5,965	19,611	-	19,611
Net cash used by operating activities	-	-	-	(209,309)	-	(209,309)

Net cash provided by investing activities	(50,000)	-	(50,000)	(79,500)	-	(79,500)

Net cash provided by financing activities	60,000	-	60,000	455,030	-	455,030

Net increase (decrease) in cash and cash equivalents	10,000	-	10,000	166,221	-	166,221

Cash and cash equivalents at beginning of year	-	-	-	-	-	-

CASH AND CASH EQUIVALENTS AT END OF YEAR	$10,000	-	$10,000	$166,221	-	$166,221

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
July 31, 2007

11.	Subsequent Events

  The Company issued 318,500 common shares during August 2007, that where sold in a private placement $111,475 worth of common stock payable as of July 31, 2007 at a price of $0.35 per share.

During the three months ending October 31, 2007, 329,728 shares of common stock were sold in a private placement for $115,405, net of wire fees.  Also during the period there were 7,314 shares of common stock issued for services.

During the three months ending October 31, 2007, the Company issued 3,050,000 shares of common stock as compensation to employees at a value of $0.35 or $1,067,050, as noted below:

Brad Holt, CEO	1,800,000
Isabella Christensen	500,000
Dell Jones	500,000
David Surette	250,000

In September, 2007 David Fann resigned as Chief Executive Officer.

In September, 2007 Brad Holt was named as the new Chief Executive Officer for the Company and is to receive an annual salary of $120,000 and was issued 1,800,000 shares of stock as of the date of hire, as discussed above.

NP Capital Corp
 (A development stage Company)
BALANCE SHEET
As of January 31, 2008
(UNAUDITED)

ASSETS

Current assets
Cash	$442,357
Prepaid expenses	5,000

Total current assets	447,357

Total assets	$447,357

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses	$21,228

Total current liabilities	21,228

Stockholders' equity
Common stock; $0.001 par; 15,000,000 authorized	10,493
10,493,256 issued & outstanding
Paid-in capital	1,647,922
Common stock payable	500,000
Deficit accumulated during development stage	(1,732,286)

Total stockholders' equity	426,129

Total liabilities and stockholders' equity	$447,357

The accompanying notes are an integral part of these financial statements.

NP Capital Corp
(A development stage Company)
STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended January 31, 2008	For the Three Months Ended January 31, 2007	For the Six Months Ended January 31, 2008	For the Six Months Ended January 31, 2007	Since inception through January 31, 2008
Revenues, net	$-	$-	$-	$-	$-
Cost of sales	-	-	-	-	-
Gross profit (loss)	-	-	-		-

Operating expenses
Selling, general and administrative	219,158	462	1,395,173	2,491	1,501,671
Research and development	-	5,000	16,143	20,000	153,069
Total operating expenses	219,158	5,462	1,411,316	22,491	1,654,740

Loss from operations	219,158	5,462	1,411,316	22,491	1,654,740

Other Income (expense)
Interest and other income	291	0	930	428	1,959
Bad debt related to notes receivable, related party	(68,100)	0	(68,100)	0	(68,100)
Loss on sale of investment and related discounts, related party	0	0	0	0	(11,405)
Total other income (expense)	(67,809)	0	(67,170)	428	(77,546)

Net loss	$(286,967)	$(5,462)	$(1,478,486)	$(22,063)	$(1,732,286)

Net loss per share – basic and diluted	$(0.03)	$(0.00)	$(0.16)	$(0.00)	$(0.24)

Weighted average shares outstanding – basic and diluted	10,493,256	5,827,068	9,482,115	5,747,643	7,281,073

The accompanying notes are an integral part of these financial statements.

NP Capital Corp
(A development stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY
(Restated)

			Additional	Common		Total
	Common Stock		Paid-in	Stock	Accumulated	Stockholders'
	Shares	Amount	Capital	Payable	Deficit	Equity

Inception June 20, 2006	3,000	$3	$27	$-	$-	$30

Stock authorized for founders services June 2006	-	-	-	5,400	-	5,400

Net loss	-	-	-	-	(11,395)	(11,395)

Balances, July 31, 2006	3,000	3	27	5,400	(11,395)	(11,395)

Stock for services at $0.03, August 2006	400,000	400	11,600	-	-	12,000

Founders stock issued at $.001 per share, April 2007	5,400,000	5,400	-	(5,400)	-	-

Stock issued through private placement at $0.35, May 2007	981,715	982	342,573	-	-	343,555

Stock issued for services at $0.35, May 2007	3,000	3	1,047	-	-	1,050

Stock payable through private placement at $0.35 July 2007	-	-	-	111,475	-	111,475

Net loss	-	-	-	-	(242,405)	(242,405)

Balances, July 31, 2007	6,787,715	6,788	355,247	111,475	(253,800)	219,710

Stock issued through private placement at $0.35 September 2007	648,227	648	226,232	(111,475)	-	115,405

Stock issued for services at $0.35, September 2007	7,314	7	1,993	-	-	2,000

Stock issued as employee compensation at $0.35 September 2007	3,050,000	3,050	1,064,450	-	-	1,067,500
Net loss	-	-	-	-	(1,191,519)	(1,191,519)

Balances, October 31, 2007 (Unaudited)	10,493,256	$10,493	$1,647,922	$-	$(1,445,319)	$213,096

Stock payable through private placement at $0.50 January 2008	-	-	-	500,000	-	500,000

Net loss	-	-	-	-	(286,967)	(286,967)

Balances, January 31, 2008 (Unaudited)	10,493,256	$10,493	$1,647,922	$500,000	$(1,732,286)	$426,129

The accompanying notes are an integral part of these financial statements.

NP Capital Corp
(A development stage Company)
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended	Inception through
	January 31, 2008	January 31, 2007	January 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,478,486)	$(22,063)	$(1,732,286)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock for services	1,069,500	13,050	1,082,550
Net loss on sale of investment and related discounts, related party	68,100	-	79,500
Change in operating assets and liabilities, net of effects of acquisitions
Prepaid expenses	-	-	(5,000)
Other accrued liabilities	1,617	(5,965)	21,228
Net cash used by operating activities	(339,269)	(14,979)	(554,008)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in convertible debenture - related party	-	(84,500)	(134,500)
Cash received on note receivable - related party	-	-	55,000
Net cash provided by investing activities	-	(84,500)	(79,500)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from private placement	615,405	151,950	1,075,865
Proceeds from note payable - related party	-	-	60,000
Principle payments on notes payable - related party	-	(60,000)	(60,000)
Net cash provided by financing activities	615,405	91,950	1,075,865

Net increase (decrease) in cash and cash equivalents	276,136	(7,529)	442,357

Cash and cash equivalents at beginning of year	166,221	10,000	-

CASH AND CASH EQUIVALENTS AT END OF YEAR	$442,357	$2,471	$442,357

SUPPLEMENTAL DISCLOSURES

Cash operating activities:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
January 31, 2008
  ( UNAUDITED)

1.	Nature of Operations

NP Capital Corp. a development stage Company   and a Delaware corporation (the "Company” ), is a renewable energy company focused on the development and commercialization of solar energy products and technologies for a wide range of applications including power production for solar parks, commercial buildings and residential homes.  The Company ’ s inception was June 20, 2006 and to date we have generated no revenues from operations.

We intend to enter into supply agreement(s) with leading manufacturers of solar electric power products and technologies which directly convert sunlight into electricity. We are seeking solar cells that have the highest conversion efficiency, a measurement of the amount of sunlight converted b y the solar cell into electricity, available for the mass market.

We will then offer the solar power products including solar cells, solar panels and inverters which convert sunlight to electricity compatible with the utility network. Our initial solar s ales efforts will be focused on residential and commercial applications where the high performance or our selected solar power products will provide compelling customer benefits. We will sell our products in many countries, principally in regions where government incentives have accelerated solar power adoption.

In addition, we have targeted several sectors of the solar products, technology and operations markets as potential areas of interest for acquisitions, marketing agreements and other business partnership opportunities with the potential to support our expansion of our business.

2.	Going Concern

Our financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. We have incurred losses from operations since our inception, and at the present time, we anticipate that we will exhaust our current cash resources in the fourth quarter of fiscal 2008. In addition, we expect to have ongoing requirements for capital investment to implement our business plan. As such, our ability to continue as a going concern is contingent upon us being able to secure an adequate amount of debt or equity capital to enable us to meet our operating cash requirements and successfully implement our business plan. In addition, our ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which we operate.

Since inception, our operations have primarily been funded through private equity financing, and we expect to continue to seek additional funding through private or public equity and debt financing.

However, there can be no assurance that our plans discussed above will materialize and/or that we will be successful in funding our estimated cash shortfalls through additional debt or equity capital and/or any cash generated by our operations. These factors, among others, indicate that we may be unable to continue as a going concern for a reasonable period of time.

We anticipate a requirement of $1.2 million in funds over the next twelve months. Part of this requirement is due to the anticipation of adding additional staff in the future assuming we are successful in selling our solar panels and/or the start of development by us on future solar park sites or other projects. Currently we have approximately $440,000 cash on hand which means there will be an anticipated shortfall of $760,000.  If we are unable to increase our liquidity of available cash for planned operations and activities in months 5-12, then we will need to reduce the outflows of cash for operating expenses, which will allow us to continue past twelve months with the current level of available cash.  There are currently no known demands or commitments other than the employment agreements of the executives and our current lease commitment that will necessitate liquidation of the Company.  The current level of cash is not enough to cover the employment agreements and office rent for the next 12 months. If necessary, the officers may accrue salaries to conserve cash.

Assuming we are successful in our sales/development effort we believe that we will be able to raise additional funds through  the sale of our stock to either current or new shareholders. There is no guarantee that we will be able to raise additional funds or to do so at an advantageous price .

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
January 31, 2008
  ( UNAUDITED)

     Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

3.Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We bas e our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, an d notes receivable and payable. These financial instruments are stated at their respective carrying values, which approximate their fair values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions we are required to make. Estimates that are critical to the accompanying d financial statements arise from our belief that we will secure an a d equate amount of cash to continue as a going concern, that our allowance for doubtful accounts is adequate to cover potential losses in our receivable portfolio, that all long-lived assets are recoverable. In addition, the determination and valuation of derivative financial instruments is a significant estimate. The markets for our products are characterized by intense competition, rapid technological development, evolving standards, short product life cycles and price competition, all of which could impact the future realization of our assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. It is at least reasonably possible that our estimates could change in the near term with respect to these matters.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No.  104, “ Revenue Recognition” (“ SAB 104” ). The Company generates revenue from the sale of photovoltaic panels, photovoltaic roofing systems, balance of system products, and management system products to our dealers or other parties. The Company anticipates it will  not perform any installations. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. Amounts billed or received from customers in advance of performance are recorded as deferred revenue.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
January 31, 2008
  ( UNAUDITED)

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. There were no a ccounts receivable presented net of the allowance for doubtful accounts. Due to the lack of accounts receivable balance at January 31, 2008 and 2007, respectively , there was no allowance for doubtful accounts at either of the respective quarter end dates.

Warranty Reserves

Due to the fact that the company made no shipments made during the year ended July 31, 2007 or the quarter ended January 31, 2008, the Company did not recognize warranty expense, and accordingly, as of January 31, 2008 there was no warranty reserve. It is cus tomary in the Company's business and industry to warrant or guarantee the performance of  photovoltaic roofing products at certain levels of conversion efficiency for extended periods, up to  25 years. It is also customary to warrant or guarantee the functionality of  inverters and balance of systems for 10 years. The Company  therefore plans to maintain warranty reserves based on 0.5 % of revenue upon shipment of product to customers as a component of cost of sales to cover the potential liability that co u ld arise from these guarantees. The Company's potential liability is generally in the form of product replacement. As necessary, the Company's warranty reserve will also include specific accruals for known product issues and an accrual for an estimate of incurred but not reported product issues based on industry loss information.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts that are readily convertible into cash. These are purchased with original maturities of three months or less.

Inventory

Inventories will consist of photovoltaic cell, solar panels and other component material for specific customer orders and spare parts, and are valued at lower of cost (first-in, first-out) or market. Management provides a reserve to reduce inventory to its net realizable value. Certain factors could impact the realizable value of  inventory, so management continually evaluates the recoverability based on assumptions abou t customer demand and market conditions. The evaluation may take into consideration expected demand, new product development, the effect new products might have on the sale of existing products, product obsolescence, and other factors. The reserve or write - down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required. If actual market conditions are more favorable, reserves or write-downs may be reversed.  There are currently no inventories as of January 31, 2008.

Fixed Assets

Equipment and improvements are stated at c ost less accumulated depreciation and amortization. Depreciation and amortization of equipment and improvements are provided over the estimated useful lives of the assets, or the related lease terms if shorter, by the straight-line method. Useful lives ra n ge as follows:

Computers and networks	3 years
Machinery and equipment	5-7 years
Furniture and fixtures	5-7 years
Leasehold improvements	Lesser of lease term or useful life of asset

Expenditures for maintenance and repairs are charged to operations. There are currently no fixed assets as of January 31, 2008.

Long-Lived Assets and Impairment

Statement of Financial Accounting Standards (SFAS) 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that long-lived assets, includ ing certain identifiable intangibles, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets in question may not be recoverable. As of January 31, 2008, we had no Long Lived Assets.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
January 31, 2008
  ( UNAUDITED)

Stock-Based Compensation

We have adopted the fair value recognition provisions of SFAS  No. 123(R), using the modified prospective application transition method.   Under the fair value recognition provisions of SFAS No. 123(R), we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for t hose shares expected to vest over the requisite service period of the award.   The Company issues stock as compensation for services at the current market fair value.

           We account for equity instruments issued for services based on the fair value of the consideration received or the fair value of the equity instruments, whichever is more reliably measurable. Stock based compensation was determined using the fair value of the services performed due to the lack of historical fair value of the equity instruments.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management ’ s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change a n d we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our ac t ual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rat e s and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Foreign Currency

Gains and losses from foreign exchange transactions are included in the  statements of operations and are not significant.

Basic and Diluted Net Loss per Share

Basic net loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding for the period. Fully diluted loss per share reflects the potential dilution of securities by including other potential issuances of common stock, including shares to be issued upon exercise of stock options and warrants, in the weighted average number of shares of common stock outstanding for a per i od and is not presented where the effect is anti-dilutive.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company maintains cash balances at a financial institution in Ponte Vedra, Florida . Accounts at these institutions are secured by the Federal Deposit Insurance Corporation up to $100,000. At times, balances may exceed federally insured limi t s. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

4.	Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140 , to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133,  A c counting for Derivative Instruments and Hedging Activities , to permit fair value measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140,  Accounting for the Impairment or Disposal of Long-Lived Assets , to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than   another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not   expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 10 9  (“ FIN 48” ). FIN 48 clarifies the accounting for uncertainty in tax positions and requires that a Company recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on t he technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material effect on the Company's future reported financial position or results   of operations.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
January 31, 2008
  ( UNAUDITED)

In September 2006, the FASB issued SFAS No. 157, “ Fair Value Measurements” . SFAS No. 157 provides guidance on the definition of fair value, methods to measure fair value, and expanded disclosures of fair value. SFAS No. 157 is effective a s of the first interim or annual reporting period that begins after November 15, 2007. Accordingly, the Company will adopt SFAS No. 157 in its three months ending May 31, 2008 . The Company is currently evaluating the provisions of SFAS No. 157 and has not yet determined the impact, if any, that SFAS No. 157 will have on its financial statement presentation or disclosures.

In February 2007, the FASB issued SFAS No.  159 “ The Fair Value Option for Financial Assets and Financial Liabilities” which allows companies the option to measure certain financial instruments and other items at fair value. The provisions of SFAS No. 159 are effective as of the beginning of fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, thi s statement will have on our financial statements.

5.	Other Accrued Liabilities

Other accrued liabilities consist of the following as of January 31, 2008:
Professional and other expenses	$14,674
Salaries and wages expense	6,554
$21,228

6.	Stockholders' Equity

Common Stock

The Company's authorized capital stock consists of 30,000,000 common shares, $0.001 par value per share.  See Note 10 for subsequent changes to authorized shares from 15,000,000 to 30,000,000.  There are 10,493,256 shares of common stock issued and outstanding as of January 31, 2008.

.   During the period from inception through July 31, 2006 the Company ’ s equity structure was shared equally between the original founders by 33.3% each between Mike Dodak, David Fann and Paul Cox and had issued 1,000 shares each for a total of 3,000 shares.  The officers of the Company were Paul Cox, President, David Fann, Secretary and Mi chael Dodak, Treasurer.

On August 2, 2006 the Company authorized to the founders 1,800,000 shares for services valued at $1,800, per founder, and subsequently issued these 1,800,000 shares of common stock at par value of $0.001 to each of the three founder s for a total of 5,400,000 shares of common stock.  At the end of August 2006 the Company authorized 400,000 shares for consulting services at a price of $0.03 per share or $12,000, for the fair value of the services.  During the fiscal period ended July 3 1, 2007 there was a private placement outstanding valuing one unit at $0.35; made up of one share of common stock and one common stock purchase warrant with an exercise price of $0.70.   In a series of cash transactions during the year ending July 31, 2007 981,715 shares of common stock were issued in a private placement for $343,555.  The Company also sold in a private placement $111,475 worth of common stock payable as of July 31, 2007 at a price of $0.35 per share.

During the three months ending October   31, 2007  329,728 shares of common stock were sold in a private placement for $ 115,405 , net of wire fees.   Also during the period there were 7,314 shares of common stock issued for services.  The Company issued 3,050,000 shares of common stock as compensation to employees at a value of $0.35 or $1,067,050 as noted below:

Brad Holt, CEO	1,800,000
Isabella Christensen	500,000
Dell Jones	500,000
David Surette	250,000

During the three months ending January   31, 2008, the Company sold 1,000,000 units; comprised of 1,000,000 shares of common stock, valued at $0.50 per share, along with two commons stock purchase warrants.  One common stock purchase warrant has an exercise price of $0.75 and the other common stock purchase warrant has an exercise price of $1.50.  These 1,000,000 units were sold in a private placement for $500,000 , net of wire fees.   The common stock is not issued as of January 31, 2008 and is payable subsequent to the period end.  The shares are expected to be issued during April 2008.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
January 31, 2008
  ( UNAUDITED)

Warrants

As of July 31, 2007, October 31, 2007 and January 31, 2008, warrants to purchase 981,715, 648,227 and 2,000,000 shares , respectively of our common stock were granted in connection with the private placements as discussed above and as follows:

Number of Shares of Common Stock	Exercise Price	Expiration Date

981,715	$.70	July, 2009
648,227	$.70	August, 2009
1,000,000	$.75	January, 2011
1,000,000	$1.75	January, 2011

7.	Commitments and Contingencies

Operating Leases

The Company entered int o a new lease agreement during October 2007, starting December 1, 2007 and allowed the  prior lease to expire as of December 31, 2007.  The Company conducts all of its operations from a leased facility. The leases is for a 15 month term and, contai ns annual escalation clauses and provides for renewal after the expiration of the initial term  Management expects that in the normal course of business this lease will be renewed or replaced by other lease(s). The le ase expires on January 31, 2009 .

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of January 31, 2008:

Remaining months as for the calendar year ending December 31, 2008	$24,413

2009	2,219

$26,632

Rent expense was $2,219  and $0 for the three months ended January 31, 2008 and 2007, respectively.

Agreements for investor relations services

The Company has not committed to an agreement for investor relations' and public relations services.

Management services

The Company has no employment or consulting agreements.

Supply of Materials

There is currently an industry-wide shortage of semi-conductor grade silicon, an essential raw material in the production of certain of the Company's primary products. Continued shortages of silicon and other products used in the manufacture of the Company's products may result in significant price increases o r the Company's inability to obtain needed raw materials on a timely basis, which could result in delays in manufacturing and adversely affect gross margins and results of operations.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
January 31, 2008
  ( UNAUDITED)

Dependence on Limited Number of Suppliers

The Company intends to buy the majority of certain materials and components or systems used to install  its products from a very limited number of suppliers. The loss of one of these suppliers or a significant reduction in product availability from a principal supplier could have a m aterial adverse effect on the Company's results of operations.

8.	Related Party Transactions

In fiscal year 2006, the Company entered into a note receivable to a related party of the executive management named FNDS3000 Corp. (f/k/a Fundstech Corp)  The note was in the amount of $30,000 and was paid back within a 30 day period.

In March 2007, NP Capital entered into an agreement to sell the convertible debenture for $152,500, with discounts if paid early, to 0784655 B.C. LTD (“B.C.”), a company controlled by Paul Cox, a shareholder and a former officer and board member of NP Capital. Mr. Cox remains a shareholder, officer and board member of Envortus Inc. In July 2007, the sale of the convertible debenture was completed with a payment of $55,000  to NP Capital and the receipt of a promissory note in the amount of $97,500 (the “Note”), from B.C. for the balance.  The principal amount of the Note was immediately discounted to $90,800.  In addition, if the Note was paid within the first 270 days of issuance, additional discounts could be available.  Further, in the event that we do not commence trading on the OTC BB by January 2009, Paul Cox. may return shares of common stock of our Company for cancellation in lieu of payment of the Note.  The price per share shall be the greater of $0.35 or the last price to raise funds from third parties.

To account for the Note the Company determined the fair value of the Note on a discounted basis to be equal to $68,100, which represented the discounted balance to be paid by B.C. assuming early payments made within 90 days from closing as provided in the Note.  Based on the fair value of the note of $68,100, a loss totaling $11,405 was recorded for the year ended July 31, 2007 as reflected in the table below:

Consideration for sale of debenture:
Cash	$55,000
Note receivable	97,500
Total consideration	152,500

Immediate discount	(6,700)
Bank fee	(5)
Expected early payment discount	(22,700)

Total net consideration	123,095

Investment in convertible debenture	134,500

Loss on sale of investment	$(11,405)

The Company had originally invested $134,500 in a convertible debenture with Envortus.  The Company then took back a Note for $97,500 and cash paid back of $55,000.  The Company reviewed the fair value of the $97,500 Note, which had an immediate discount of $6,700 and an early expected payment discount of $22,700.  The Company decided to take a valuation allowance on the $22,700 and the $6,700 during July 2007, leaving a balance on the Note of $68,100.  Comparing the consideration received of $55,000 and the remaining value of the Note at $68,100 or $123,095, net of a $5 fee, this resulted in a loss on sale of the original investment in convertible debenture of $11,405.   During this quarter and as of January 31, 2008, the Company allowed for the remaining balance of the Note and recorded bad debt related to note receivable, related party, in the amount of $68,100 for the three months ended January 31, 2008, due to concerns of collectibility and non-payment of the scheduled payments.  Per the terms of the Note, B.C. was required to pay principal in the amount of $10,000 in January 2008 and additional payments of $17,240 in July 2008, $31,780 in January 2009 and $31,780 in July 2009, together with interest, according to the payment schedule as defined by the Note when the early payments are not received.  As of the date hereof, B.C. has not made the required January 2008 principal and interest payment.  The Company will continue to attempt collection of the outstanding principal and interest of the Note.

There is no continuing obligation on the Company under the terms of the Convertible Note.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
January 31, 2008
  ( UNAUDITED)

The following related parties purchase securities during the private placement from March 2007 to July 2007:

 In March 2007, 4,500 shares of common stock at $0.35 and 4,500 common stock purchase warrants with an exercise price of $0.75, were purchased by Annette Dodak, Stephen Dodak and Debbie Fann which are the daughter in law of Michael Dodak, the son of Michael Dodak and the wife of David Fann, respectively.

 In March 2007, 1,500 shares of common stock at $0.35 and 1,500 common stock purchase warrants with an exercise price of $0.75, were purchased by David Surette, an officer of the Company.

 In May 2007, 57,143 shares of common stock at $0.35 and 57,143 common stock purchase warrants with an exercise price of $0.75, were issued to Gary Dodak.  Gary Dodak is the brother of Michael Dodak, a director of our company.

During fiscal 2007, we paid $22,500 in consulting fees to David Fann. During fiscal 2007 we paid $10,000 to DFW Consulting for services rendered. David Fann owns 100% of DFW Consulting.

During fiscal 2007, we paid $0 consulting fees to Michael Dodak. During this same time period we paid $32,500 to Photographic Exploration, a company 50% owned by Mr. Dodak.

During fiscal 2007, we paid $60,000 consulting fees to Paul Cox.

During the three months ending October 31, 2007 we paid $4,000 of consulting fees to David Surette, $2,000 of which were paid for with 5,174 shares of common stock.

During the three months ending October 31, 2007 the following stock valued at $1,067,500 was issued for management compensation:

Brad Holt, CEO	1,800,000
Isabella Christensen	500,000
Dell Jones	500,000
David Surette	250,000

During the three months ending January 31, 2008 we paid $13,000 of consulting fees to David Surette.

9.	Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability met hod, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.  There are no deferred tax assets or liabilities currently and therefore no basis for determining any benefit or loss.

NP Capital Corp
(A development stage Company)
Notes to Financial Statements
January 31, 2008
  ( UNAUDITED)

10.	Subsequent Events

NP Capital is negotiating with at least two solar installation companies to purchase substantially all of their assets and assume certain liabilities for a combination of cash and stock. Each of these negotiations are in their early stages and there is no certainty that either or both of these negotiations will conclude in a purchase of the assets. The first company sells and installs solar panels to the residential market with approximately $850,000 in revenue, and the second company sells and installs both solar panels and solar water heating systems to the residential market with approximately $5.0 million revenue. If NP Capital is successful in completing it’s negotiations it is anticipated that a closing would occur during spring of 2008.

The Company has continued to sell shares during its current private placement for one unit at $.50, which includes one share of the Company’s common stock, one common stock purchase warrant with and exercise price of $.75 and another common stock purchase warrant with an exercise price of $1.50.  As of March 28, 2008 the Company has closed the private placement with proceeds during this subsequent period of $613,000.  The Company has not yet issued shares under this placement.

During February 2008 the Company is cancelling 500,000 shares issued each to Dell Jones and Isabella Christensen.

In March 2008 the Company granted David Surette 1,000,000 shares of the Companies common stock.  The 1,000,000 common shares of stock are valued at current private placement value of $0.50 per common share for a total value of $500,000.  This amount will be recorded as compensation during the month of March, 2008.

The board has authorized an increase in authorized shares of common stock from 15,000,000 to 30,000,000 as of March 6, 2008.

The Company has entered into a five year employment agreement with Brad Holt as CEO. The terms of the contract include an initial salary of $120,000 until specific performance measures are met, at which time the salary is to be increased to $220,000.  As of March 1, 2008 the salary has been increased to the $220,000 annual salary. Other performance bonuses  are available at the discretion of the board of directors.  There is an 18 month severance if terminated early.

The Company has entered into a five year employment agreement with David Surette as President, and CFO. The terms of the contract include an initial salary of $160,000 effective January 15, 2008 until April 15, 2008, at which time the salary is to be increased to $220,000.  Other performance bonuses are available at the discretion of the board of directors. There is an 18 month severance if terminated early.

The Company has entered into a five year employment agreement with Michael Dodak as VP of Corporate Development. The terms of the contract include an initial salary of $120,000 until specific performance measures are met, at which time the salary is to be increased to $150,000.  As of March 1, 2008 the salary has been increased to the $150,000 annual salary. Other performance bonuses are available at the discretion of the board of directors. There is an 18 month severance if terminated early.

The Company has entered into a five year employment agreement with David Fann as VP of Corporate Communications. The terms of the contract include an initial salary of $120,000 until specific performance measures are met, at which time the salary is to be increased to $150,000.  As of March 1, 2008 the salary has been increased to the $150,000 annual salary. Other performance bonuses are available at the discretion of the board of directors. There is an 18 month severance if terminated early.